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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

POLYCOM, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0005 Per Share
(Title of Class of Securities)

73172K-10-4
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Michael R. Kourey
Senior Vice President of Finance
and Administration
and Chief Financial Officer
Polycom, Inc.
1565 Barber Lane
Milpitas, California 95035
(408) 526-9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Mark A. Bertelsen, Esq.
Jose F. Macias, Esq.
J. Rol Williams, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

Not applicable	Not applicable

*
No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

/
/Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party: Not applicable.
Date filed: Not applicable.

/x/

Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  /
  /third party tender offer subject to Rule 14d-1.
  /x/

  issuer tender offer subject to Rule 13e-4.

  /
  /going-private transaction subject to Rule 13e-3.
  /
  /amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  / /

    Attached are Polycom, Inc.'s Notice of Annual Meeting of Stockholders and Proxy Statement for its Annual Meeting of Stockholders to be held on May 17, 2001, and the related materials filed with the Securities and Exchange Commission in conjunction with the Notice of Annual Meeting of Stockholders and Proxy Statement (the "Proxy Materials"). The Proxy Materials contain a proposal submitted for the approval of Polycom's stockholders whereby Polycom's 1996 Stock Incentive Plan would be amended to permit Polycom to undertake an exchange offer pursuant to which holders of certain options to purchase a maximum of 6,500,000 shares of Polycom's Common Stock could elect to cancel such options in exchange for the grant of replacement options to purchase 0.85 shares of Polycom Common Stock for each cancelled option (the "Exchange").

    The Proxy Materials do not constitute an offer to holders of options to purchase Polycom Common Stock to exchange their options. In the event Polycom's stockholders approve the amendment to Polycom's 1996 Stock Incentive Plan that permits Polycom to undertake the Exchange, the Exchange will commence as soon as practicable following such stockholder approval.

    At the time the Exchange is commenced, Polycom will provide optionholders who are eligible to participate in the Exchange with written materials explaining the precise terms and timing of the Exchange. Persons who are eligible to participate in the Exchange should read these written materials carefully when they become available because they contain important information about the Exchange. Polycom will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Exchange. Polycom stockholders and optionholders will be able to obtain these written materials and other documents filed by Polycom with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's website at www.sec.gov.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To be Held on May 17, 2001

To the Stockholders of Polycom:

    Notice is hereby given that the Annual Meeting of Stockholders of Polycom, Inc., a Delaware corporation (the "Company"), will be held on Thursday, May 17, 2001 at 10:00 a.m., local time, at the Company's facilities located at 1565 Barber Lane, Milpitas, California 95035, for the following purposes:

  1.
  To elect directors to serve for the ensuing year and until their successors are duly elected and qualified.

  2.
  To consider and approve an amendment to the Company's 1996 Stock Incentive Plan to change the amount and characteristics of options granted to non-employee directors under the automatic grant program.

  3.
  To consider and approve an amendment to the Company's 1996 Stock Incentive Plan to increase the number of shares of Common Stock reserved for issuance thereunder by 2,500,000 shares.

  4.
  To consider and approve an amendment to the Company's 1996 Stock Incentive Plan to permit the Company to undertake an exchange offer pursuant to which holders of options to purchase a maximum of 6,500,000 shares of the Company's Common Stock could elect to cancel such options in exchange for the grant of replacement options to purchase 0.85 shares of the Company's Common Stock for each cancelled option, with the replacement options to be granted no earlier than six (6) months and one (1) day following the cancellation date of the cancelled options.

  5.
  To ratify the appointment of PricewaterhouseCoopers LLP as independent accountants for the Company for the fiscal year ending December 30, 2001.

  6.
  To transact such other business as may properly come before the meeting or any adjournment thereof.

    The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice. Only stockholders of record at the close of business on March 26, 2001 are entitled to notice of and to vote at the Annual Meeting.

    All stockholders are cordially invited to attend the meeting in person. Whether or not you plan to attend, please sign and return the enclosed proxy as promptly as possible in the envelope enclosed. Should you receive more than one proxy because your shares are registered in different names or addresses, please sign and return each proxy to assure that all your shares will be voted. You may revoke your proxy at any time prior to the Annual Meeting. If you attend the Annual Meeting and vote by ballot, your proxy will be revoked automatically and only your vote at the Annual Meeting will be counted.

                        By Order of the Board of Directors of Polycom, Inc.

                        Robert C. Hagerty
                         President and Chief Executive Officer

Milpitas, California
April 17, 2001

YOUR VOTE IS IMPORTANT TO THE COMPANY. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENVELOPE PROVIDED.

POLYCOM, INC.
1565 Barber Lane
Milpitas, California 95035

PROXY STATEMENT
FOR 2001 ANNUAL MEETING OF STOCKHOLDERS

PROCEDURAL MATTERS

General

    The enclosed Proxy is solicited on behalf of the Board of Directors of Polycom, Inc., a Delaware corporation (the "Company") for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held on Thursday, May 17, 2001 at 10:00 a.m., local time, and at any adjournment thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at the Company's facilities located at 1565 Barber Lane, Milpitas, CA 95035. The Company's telephone number is (408) 526-9000. These proxy solicitation materials were mailed on or about April 17, 2001, together with the Company's 2000 Annual Report to Stockholders, to all stockholders entitled to vote at the Annual Meeting.

    You may request a copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 at no charge, by writing to the Company at the following address: Investor Relations, Polycom, Inc., 1565 Barber Lane, Milpitas, California 95035.

Record Date and Shares Outstanding

    Stockholders of record at the close of business on March 26, 2001 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. As of the Record Date, 82,668,122 shares of the Company's common stock, $0.0005 par value (the "Common Stock"), were issued and outstanding and entitled to be voted at the Annual Meeting. No shares of the Company's preferred stock were outstanding as of the Record Date. For information regarding security ownership by management and by the beneficial owners of more than 5% of the Common Stock, see "Management—Security Ownership of Management and Certain Beneficial Owners," beginning on page 20.

Voting

    Each stockholder entitled to vote at the Annual Meeting is entitled to one vote for each share of Common Stock held as of the Record Date on all matters presented at the Annual Meeting. The required quorum for the transaction of business at the Annual Meeting is a majority of shares of Common Stock outstanding on the Record Date, entitled to vote, present in person or represented by proxy. Under the General Corporation Law of the State of Delaware, abstentions and broker "non-votes" are counted as present for the purpose of determining the presence or absence of a quorum for the transaction of business. A plurality of the votes duly cast is required for the election of directors. A plurality of the votes duly cast means that only affirmative votes will affect the outcome of the election. Therefore, neither abstentions nor broker "non-votes" will have any impact on the election of directors. The affirmative vote of a majority of the votes duly cast is required to amend the Company's 1996 Stock Incentive Plan (the "1996 Plan") and to ratify the appointment of auditors. Abstentions are deemed to be "votes cast" and will have the effect of votes in opposition of the proposals to amend the 1996 Plan and to ratify the appointment of auditors. However, broker "non-votes" are not deemed to be "votes cast" and therefore are not included in the tabulation of the voting results on the proposals to amend the 1996 Plan or to ratify the appointment of auditors. All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions and broker "non-votes."

    A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

Revocability of Proxies

    Any proxy given pursuant to the solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of the Company at or before the taking of the vote at the Annual Meeting a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of the Company at or before the taking of the vote at the Annual Meeting or (iii) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be delivered to Polycom, Inc., 1565 Barber Lane, Milpitas, CA 95035, Attention: Secretary, or hand-delivered to the Secretary of the Company at or before the taking of the vote at the Annual Meeting.

Solicitation of Proxies

    The cost of soliciting proxies will be borne by the Company. In addition, the Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain of the Company's directors, officers and regular employees, personally or by telephone, letter facsimile or other means of communication. No additional compensation will be paid to directors, officers and employees who participate in these communications.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

    The Board of Directors has selected seven nominees for election to the Company's Board of Directors, all of whom have been ratified for nomination by the Nominating Committee of the Board of Directors and all of whom are currently serving as directors of the Company. The names of the persons who are nominees for director and their positions with the Company as of March 26, 2001 are set forth in the table below. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unavailable to serve. In the event any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who may be proposed by the Nominating Committee of the Board of Directors and designated by the present Board of Directors to fill the vacancy. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the nominees named below.

    The name of and certain information regarding each nominee is set forth below.

Name	Age	Position
Robert C. Hagerty	49	Chairman of the Board, President and Chief Executive Officer
Michael R. Kourey	41	Senior Vice President, Finance and Administration, Chief Financial Officer, Secretary and Director
Betsy S. Atkins(2)(3)	45	Director
John Seely Brown(2)	60	Director
John A. Kelley(1)(3)	51	Director
Stanley J. Meresman(1)	54	Director
William A. Owens(1)	60	Director

(1)
Member of Audit Committee

(2)
Member of Compensation Committee

(3)
Member of Nominating Committee

    Robert C. Hagerty joined the Company in January 1997 as President and Chief Operating Officer and as a member of the Board of Directors. In July 1998, Mr. Hagerty was named the Company's Chief Executive Officer. In March 2000, Mr. Hagerty was named the Company's Chairman of the Board of Directors. Prior to joining Polycom, Mr. Hagerty served as President of Stylus Assets, Ltd., a developer of software and hardware products for fax, document management and Internet communications. He also held several key management positions with Logitech, Inc., including Operating Committee Member to the Office of the President, and Senior Vice President/General Manager of Logitech's retail division and worldwide operations. In addition, Mr. Hagerty's career history includes positions as Vice President, High Performance Products for Conner Peripherals, Director of Manufacturing Operations and General Manager for Signal Corporation, and Operations Manager for Digital Equipment Corporation. Mr. Hagerty holds a B.S. in Operations Research and Industrial Engineering from the University of Massachusetts, and an M.A. in Management from St. Mary's College of California.

    Michael R. Kourey has been a director of the Company since January 1999. Mr. Kourey has served as Senior Vice President, Finance and Administration since January 1999 and as Chief Financial Officer of the Company since January 1995. Mr. Kourey has served as the Secretary of the Company since June 1993. He also served as Vice President, Finance and Administration from January 1995 to January 1999, as Vice President, Finance and Operations from July 1991 to January 1995 and as the Treasurer of the Company from June 1993 to March 1997. Mr. Kourey currently serves on the Advisory Board of the Business School at Santa Clara University. Prior to joining Polycom, he was Vice President, Operations of Verilink

Corporation. Mr. Kourey holds a B.S. in Managerial Economics from the University of California, Davis, and an M.B.A. from Santa Clara University.

    Betsy S. Atkins Betsy S. Atkins has been a director of the Company since April 1999. Ms. Atkins has been a private investor since August 1993. Ms. Atkins served as President and Chief Executive Officer of NCI, Inc. from 1990 to 1993. Ms. Atkins was a founder and director of Ascend Communications Corporation, and from 1989 to 1990, she was its Vice President of Marketing and Sales. Ms. Atkins is also a director of Lucent Technologies, Olympic Steel, Inc., Selectica Corporation, and a number of private companies. Ms. Atkins holds a B.A. from the University of Massachusetts.

    John A. Kelley has been a director of the Company since March 2000. Mr. Kelley served as Executive Vice President of Networks at Qwest Communications from August 2000 to December 2000. He served as President of Wholesale Markets for U S West from May 1998 to July 2000. From 1995 to April 1998, Mr. Kelley served as Vice President and General Manager of Large Business and Government Accounts and President of Federal Services for U S West. Prior to joining U S West, Mr. Kelley was the Area President for Mead Corporation's Zellerbach Southwest Business Unit and Vice President and General Manager for the Zellerbach Industrial Business Unit during 1991 to 1995. Mr. Kelley is also a director of AVT, Inc., HRZ, Inc., Colorado Women's Vision Foundation, and InRoads of Colorado. Mr. Kelley holds a B.S. in business from the University of Missouri.

    John Seely Brown has been a director of the Company since August 1999. Mr. Brown has been the chief scientist at Xerox Corporation since 1992 and the chief innovation officer at 12 Entrepreneuring since June 2000. Mr. Brown was the director of Xerox's Palo Alto Research Center from 1990 to May 2000. In addition, Mr. Brown is a co-founder of the Institute for Research on Learning, a member of the National Academy of Education and a fellow of the American Association for Artificial Intelligence. Mr. Brown serves on the boards of Varian Medical Systems and Corning Incorporated. Mr. Brown received a B.A. in mathematics and physics from Brown University, a M.S. in mathematics from the University of Michigan, and a Ph.D. in computer and communications sciences from the University of Michigan.

    Stanley J. Meresman has been a director of the Company since January 1995. Mr. Meresman has been a private investor since August 1997. Mr. Meresman served as the Senior Vice President, Finance and Chief Financial Officer of Silicon Graphics, Inc. from May 1989 to May 1997. Prior to joining Silicon Graphics, Mr. Meresman was Vice President, Finance and Administration, and Chief Financial Officer of Cypress Semiconductor Corporation. Mr. Meresman is also a director of GRIC Communications, Inc. and a number of private companies. Mr. Meresman holds a B.S. in Industrial Engineering and Operations Research from the University of California, Berkeley and an M.B.A. from Stanford University.

    William A. Owens has been a director of the Company since August 1999. Mr. Owens has been Co-Chief Executive Officer of Teledesic LLC, a satellite communications company, since February 1999 and Vice Chairman since 1998. He is also the Chairman and Chief Executive Officer of the affiliated Teledesic Holdings Ltd. From 1996 to 1998, Mr. Owens was President, Chief Operating Officer and Vice Chairman of Science Applications International Corporation (SAIC), an information technology systems integrator. From 1994 to 1996, he was Vice Chairman of the Joint Chiefs of Staff. Mr. Owens holds a B.A. in mathematics from the U.S. Naval Academy, bachelor's and master's degrees in politics, philosophy, and economics from Oxford University, and a master's in management from George Washington University.

    There are no family relationships among any of the directors or executive officers of the Company. The Company's bylaws authorize the Board of Directors to fix the number of directors by resolution. The Company currently has authorized seven directors. Each director holds office until the next annual meeting of stockholders or until his successor is duly elected and qualified. The officers serve at the discretion of the Board of Directors.

Vote Required and Board of Directors' Recommendation

    The seven candidates receiving the highest number of affirmative votes of the shares represented in person or by proxy and voting on this particular matter at the Annual Meeting will be elected directors of the Company to serve until the next annual meeting or until their successors have been elected and qualified.

The Board of Directors Recommends a Vote
FOR the Election of the Nominees Listed Above.

Board and Committees Meetings

    During the fiscal year ended December 31, 2000, the Board of Directors held seven meetings. Each of the directors attended or participated in 75% or more of the aggregate of (i) the total number of meetings of the Board of Directors and (ii) the total number of meetings held by all committees of the Board on which he or she served during the past fiscal year. The Board of Directors of the Company has three standing committees: an Audit Committee, a Compensation Committee and a Nominating Committee.

    The Audit Committee, which currently consists of Messrs. Meresman, Kelley and Owens, is responsible for reviewing internal auditing procedures, the adequacy of internal controls, and the results and scope of the audit and other services provided by the Company's independent accountants. The Audit Committee held five meetings during the last fiscal year. A copy of the Audit Committee Charter adopted by the Board of Directors on June 14, 2000 is included as Appendix A to this proxy statement.

    The Compensation Committee, which currently consists of Ms. Atkins and Mr. Brown, is primarily responsible for reviewing and approving the Company's general compensation policies and establishing salaries, incentives and other forms of compensation for the Company's executive officers and other employees of the Company. The Compensation Committee also has the exclusive authority to administer the Company's 1996 Stock Incentive Plan and make option grants thereunder, and administers the other benefit plans of the Company. The Compensation Committee held five meetings during the last fiscal year.

    The Nominating Committee, which currently consists of Ms. Atkins and Mr. Kelley, is responsible for proposing nominees for election to the Board of Directors. The Nominating Committee will also consider nominees for the Board of Directors submitted by stockholders in writing in accordance with the requirements set forth in the Company's Bylaws. The Nominating Committee held no meetings during the last fiscal year, as it was established in March 2001.

PROPOSAL TWO

APPROVAL OF AN AMENDMENT TO THE 1996 STOCK INCENTIVE PLAN TO
CHANGE THE AMOUNT AND CHARACTERISTICS OF OPTIONS GRANTED
TO NON-EMPLOYEE MEMBERS OF THE BOARD OF DIRECTORS
UNDER THE AUTOMATIC OPTION GRANT PROGRAM

    Since 1996, the Company has provided stock options as an incentive to non-employee members of its Board of Directors. In light of competition among companies for directors with appropriate experience, the purpose of this amendment to the 1996 Plan is to attract the best available personnel for service as outside directors of the Company and to provide additional incentive to the outside directors to encourage their continued service on the Board.

Proposed Amendment

    In March 2001, the Company's Board of Directors, subject to stockholder approval, adopted an amendment to the automatic option grant program under the 1996 Plan to provide, (i) that all options granted pursuant to the automatic option grant program shall have a maximum term of seven (7) years (or a lesser term upon termination of Board membership, as specified in the 1996 Plan), (ii) that the options to purchase 30,000 shares of Common Stock automatically granted to non-employee directors of the Company on the date of each annual meeting of the Company's stockholders shall vest 25% on each anniversary of the date of grant over four years, subject to the non-employee director remaining a member of the Board on each such date, and (iii) that each non-employee director of the Company shall be granted, as of the date they first join the Board, options to purchase 60,000 shares of Company common stock, which options shall vest 25% on each anniversary of the date of grant over four years, subject to the non-employee director remaining a member of the Board on each such date. Management believes that this amendment will ensure that the Company retains and continues to attract high caliber members to its Board of Directors.

Vote Required and Board of Directors' Recommendation

    The affirmative vote of a majority of the outstanding shares of the Company present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval of the amendment to the automatic option grant program under the 1996 Plan. The effect of an abstention is the same as a vote against approval of the amendment. Should such stockholder approval not be obtained, then the 1996 Plan will remain unchanged, and option grants and direct stock issuances will continue to be made pursuant to the provisions of the 1996 Plan in effect prior to the amendment summarized in this proposal.

The Board of Directors Recommends a Vote FOR the Amendment to the Automatic
Option Grant Program Under the 1996 Stock Incentive Plan.

Description of the 1996 Stock Incentive Plan

    The following is a summary of the principal features of the 1996 Plan. However, the following summary is qualified in its entirety by the specific language of the 1996 Plan, a copy of which is available to any shareholder upon written request to the Company's Secretary.

Equity Incentive Programs

    The 1996 Plan contains three (3) separate equity incentive programs: (i) a Discretionary Option Grant Program, (ii) an Automatic Option Grant Program, and (iii) a Stock Issuance Program. The principal features of these programs are described below. The 1996 Plan (other than the Automatic Option Grant Program) is administered by the Compensation Committee of the Board of Directors. The Compensation

Committee acting in such administrative capacity (the "Plan Administrator") has complete discretion (subject to the provisions of the 1996 Plan) to authorize option grants and direct stock issuances under the 1996 Plan. Pursuant to provisions in the 1996 Plan, the Board may appoint a Secondary Committee of one or more Board members, including employee directors, to authorize option grants and direct stock issuances to eligible persons other than Board members and executive officers subject to the short-swing liability provisions of the federal securities laws. In April 1999, the Board appointed such a Secondary Committee composed of Michael Kourey to grant options, in amounts pre-approved by the Board, to newly hired employees other than executive officers. All grants under the Automatic Option Grant Program are to be made in strict compliance with the provisions of that program, and no administrative discretion will be exercised by the Plan Administrator with respect to the grants made under such program. Options granted through either the Discretionary or Automatic Option Grant Program do not give the holder of the options any shareholder rights until such person has exercised the option, paid the exercise price and become a holder of record of the purchased shares. In connection with the 1996 Plan, the Company has adopted subplans to allow for the grant of options to employees, consultants and directors in the Company's subsidiaries in the United Kingdom and France.

Share Reserve

    A total of 14,750,000 shares of Common Stock has been reserved for issuance over the term of the 1996 Plan. However, Proposal Three, if approved, will raise the number of shares reserved by 2,500,000 shares, to 17,250,000 shares. Should an option expire or terminate for any reason prior to exercise in full or be canceled in accordance with the provisions of the 1996 Plan, the shares subject to the portion of the option not so exercised or canceled will be available for subsequent issuance under the 1996 Plan. Unvested shares issued under the 1996 Plan and subsequently repurchased by the Company at the original option exercise or direct issue price paid per share will also be added back to the share reserve and will accordingly be available for subsequent issuance under the 1996 Plan. In the event any change is made to the outstanding shares of Common Stock by reason of any recapitalization, stock dividend, stock split, combination of shares, exchange of shares or other change in corporate structure effected without the Company's receipt of consideration, appropriate adjustments will be made to (i) the maximum number and class of securities issuable under the 1996 Plan, (ii) the maximum number and class of securities for which any one participant may be granted stock options and direct stock issuances under the 1996 Plan, (iii) the number and class of securities for which option grants will subsequently be made under the Automatic Option Grant Program to each continuing non-employee Board member, and (iv) the number and class of securities and the exercise price per share in effect under each outstanding option.

    Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") places limits on the deductibility for federal income tax purposes on compensation paid to certain executive officers of the Company. In order to qualify the compensation income associated with options granted to such persons as "performance-based" compensation under Section 162(m) of the Code, thereby preserving the Company's ability to deduct such compensation income, the 1996 Plan provides that in no event may any one participant in the 1996 Plan be granted stock options, separately exercisable stock appreciation rights, and direct stock issuances for more than 600,000 shares in the aggregate per calendar year under the 1996 Plan.

Eligibility

    Employees of the Company or any parent or subsidiary, non-employee members of the Board or the board of directors of any parent or subsidiary corporation, and consultants and other independent advisors in the service of the Company or its parent or subsidiary corporations will be eligible to participate in the Discretionary Option Grant and Stock Issuance Programs. Non-employee members of the Board will also be eligible to participate in the Automatic Option Grant Program.

    As of March 26, 2001, seven executive officers, five non-employee Board members and approximately 800 other employees were eligible to participate in the Discretionary Option Grant and Stock Issuance

Programs, and the five non-employee Board members were also eligible to participate in the Automatic Option Grant Program.

Discretionary Option Grant Program

    Options granted under the Discretionary Option Grant Program must have an exercise price per share not less than the fair market value per share of Common Stock on the option grant date. No granted option can have a term in excess of seven (7) years.

    Since December 1998, granted options generally become vested and exercisable in a series of installments over four years so long as the optionees remain in service to the Company. Periodically, the Company grants options to all employees below a certain management level as a special incentive to retain them and/or as a special reward for past performance. These options generally vest and become exercisable fully within one year so long as the employee remains employed with the Company. During October 1998, January 2000 and June 2000, the Company granted each employee below the director management level, option grants of 1,000 shares, 500 shares and 500 shares, respectively.

    Upon cessation of service, the optionee will have a limited period of time in which to exercise his or her outstanding options for any shares in which the optionee is vested at that time. The Plan Administrator has complete discretion to extend the period following the optionee's cessation of service during which his or her outstanding options may be exercised and/or to accelerate the exercisability or vesting of such options in whole or in part. Such discretion may be exercised at any time while the options remain outstanding, whether before or after the optionee's actual cessation of service.

    The shares of Common Stock acquired upon the exercise of one or more options may be unvested and subject to repurchase by the Company, at the original exercise price paid per share, if the optionee ceases service with the Company prior to vesting in those shares. The Plan Administrator has complete discretion to establish the vesting schedule to be in effect for any such unvested shares and, in certain circumstances, may cancel the Company's outstanding repurchase rights with respect to those shares and thereby accelerate the vesting of those shares.

    Limited Transferability of Options.  During the lifetime of the optionee, the options granted under the Discretionary Option Grant Program are exercisable only by the optionee. In addition, the options are not assignable or transferable other than by will or the laws of descent and distribution. However, non-statutory options may, in connection with an optionee's estate plan, be assigned to members of the optionee's family or a trust established exclusively for such family members (unless the Plan Administrator determines that the non-statutory options are not transferable for certain optionees employed by the Company's European subsidiaries).

    Cancellation and Regrant of Options.  The Plan Administrator also has the authority to effect the cancellation of outstanding options under the Discretionary Option Grant Program (including outstanding options under the Company's 1991 Stock Option Plan) and to issue replacement options with an exercise price based on the fair market price of Common Stock at the time of the new grant. However, any repricing of stock options, effected either by reducing the exercise price of outstanding options or canceling outstanding options and granting replacement options with a lower exercise price, shall require the approval of the holders of a majority of the Company's voting shares.

    Notwithstanding the preceding paragraph, if Proposal Four is approved by the stockholders, the 1996 Plan will be amended to permit the Company to commence an exchange offer as soon as is reasonably practicable after the date of the Annual Meeting, pursuant to which holders of options to purchase a maximum of 6,500,000 shares of the Company's common stock, shall be offered the opportunity to elect to cancel such options (the "Cancelled Options"), in exchange for the grant of replacement options to purchase 0.85 shares of the Company's common stock for each share under the Cancelled Options (the "Replacement Options"). The Replacement Options will be granted no less than six months and one day following the cancellation of the Cancelled Options, at a price equal to the fair market value of the Company's common stock on such date of grant. Each Replacement Option will have a term equal to the lesser of (i) the remaining term of the Cancelled Option, or (ii) seven (7) years. The vesting commencement date and vesting schedule for each Replacement Option will be the same as for the Cancelled Option which it replaces, subject to adjustment for any shares previously exercised. Executive Officers and Directors of the Company will not participate in this exchange offer, and this exchange offer will be structured so that the Company avoids incurring financial accounting charges.

    The Plan Administrator is authorized to issue two types of stock appreciation rights in connection with option grants made under the Discretionary Option Grant Program:

    Tandem Stock Appreciation rights provide the holders with the right to surrender their options for an appreciation distribution from the Company equal in amount to the excess of (a) the fair market value of the vested shares of Common Stock subject to the surrendered option over (b) the aggregate exercise price payable for those shares. Such appreciation distribution may, at the discretion of the Plan Administrator, be made in cash or in shares of Common Stock.

    Limited Stock Appreciation rights may be provided to one or more non-employee Board members or executive officers of the Company as part of their option grants. Any option with such limited stock appreciation rights may be surrendered to the Company upon the successful completion of a hostile tender offer for more than 50% of the Company's outstanding voting stock. In return for the surrendered option, the officer will be entitled to a cash distribution from the Company in an amount per surrendered option share equal to the excess of (a) the highest price paid per share of Common Stock in connection with the tender offer over (b) the exercise price payable for such share.

Automatic Option Grant Program

    On every Annual Meeting on or prior to January 26, 1999, each non-employee Board member was granted a non-statutory option to purchase 10,000 shares of the Company's Common Stock, provided the individual had served as a non-employee Board member for at least six (6) months; except that prior to the 1998 Annual Meeting, such option was to purchase 8,000, not 10,000 shares. Each of these options granted prior to January 26, 1999 has a term of ten (10) years from its date of grant. Any shares purchased under these options will be subject to repurchase by the Company, at the option exercise price paid per share, upon the optionee's cessation of Board service prior to vesting in those shares. The options dated during this period vest in two successive equal annual installments over the optionee's period of continued service as a Board member, with the first such installment to vest upon the optionee's completion of one year of Board service measured from the grant date.

    On every Annual Meeting after January 26, 1999 and before October 26, 1999, each non-employee Board member was granted a non-statutory option to purchase 30,000 shares (7,500 shares were granted each quarter). Each of these options granted after January 26, 1999 and before October 26, 1999 has a term of two (2) years from its grant date. The options dated during this period shall be fully vested and immediately exercisable on the grant date.

    On October 26, 1999, each non-employee Board member was granted a non-statutory option to purchase a number of shares of Common Stock equal to (x) 30,000, minus (y) the number of shares of Common Stock options granted to such individual since the prior Annual Stockholders Meeting and including the grant at such meeting ("Interim Option"). Each of these options granted on October 26, 1999 has a term of five (5) years from the date of the 1999 Annual Shareholders Meeting. The options dated during this period vested and became exercisable on the first anniversary of the 1999 Annual Shareholders Meeting, provided the Optionee remained a Board member on such date.

    On May 18, 2000 each non-employee Board member was granted a non-statutory option to purchase 30,000 shares. Each of these options has a term of five (5) years from its grant date. These options will be fully vested and become exercisable on the first anniversary of their grant date, provided the Optionee remains a Board member on such date.

    On the date of every annual meeting of stockholders, each individual who is serving as a non-employee Board member is automatically granted a non-statutory option to purchase 30,000 shares of the Company's Common Stock (a "Recurring Grant"). There is no limit on the number of such Recurring Grants that any one non-employee Board member may receive over his or her period of Board service. Each Recurring Grant has an exercise price per share equal to 100% of the fair market value per share of Common Stock on the option grant date and, if Proposal Two is approved by the stockholders, a maximum term of seven (7) years measured from the grant date (as opposed to the current maximum term of five (5) years), subject to earlier termination. Each Recurring Grant shall vest 25% on each anniversary of the date of grant over four years, provided the Optionee remains a Board member on each such date.

    Each non-employee Board member on April 29, 1996, or elected to the Board before January 26, 1999 was granted on such date a non-statutory option to purchase 40,000 shares of Common Stock ("Initial Grant"), except that prior to the 1998 Annual Meeting, such Initial Grant was for 32,000 shares instead of 40,000. From January 26, 1999 until the annual meeting held on May 18, 2000, no Initial Grants were made. After May 18, 2000, all non-employee directors of the Company are granted, as of the date they first join the Board of Directors, a stock option covering 30,000 shares of Company common stock, which vest in two equal annual installments, provided that the non-employee director had not previously been in the Company's employ and had not received a prior stock option grant from the Company. If approved by the stockholders, Proposal Two would increase the number of options granted under each Initial Grant to 60,000 shares, which would vest 25% on each anniversary of the date of grant over four years (as opposed to the current two-year vesting period), provided the Optionee remains a Board member on each such date.

    Should the optionee cease to serve as a Board member, the optionee generally has until the earlier of (i) the twelve (12) month period following such cessation of service or (ii) the expiration date of the option term, in which to exercise the option for the number of shares that are vested at the time of such individual's cessation of Board service. Under the existing plan, the shares subject to each automatic option grant immediately vest in full upon (i) the optionee's death or permanent disability while a Board member, (ii) an acquisition of the Company by merger or asset sale, (iii) the successful completion of a tender offer for more than 50% of the Company's outstanding voting stock or (iv) a change in the majority of the Board effected through one or more proxy contests for Board membership. In addition, upon the successful completion of a hostile tender offer for more than 50% of the Company's outstanding voting stock, each option may be surrendered to the Company for a cash payment in an amount equal to the excess of the highest price per share of Common Stock paid in connection with such tender offer over the per share exercise price multiplied by the number of shares subject to such option.

Stock Issuance Program

    Shares may be sold under the Stock Issuance Program at a price per share not less than the fair market value on the issuance date, payable in cash or through a promissory note payable to the Company. Shares may also be issued solely as a bonus for past services.

    The issued shares may either be immediately vested upon issuance or subject to a vesting schedule tied to the performance of service or the attainment of performance goals. However, the Participant has full stockholder rights with respect to any shares of Common Stock issued under the Stock Issuance Program, whether or not the interest in those shares is vested. The Plan Administrator also has the discretionary authority at any time to accelerate the vesting of any and all unvested shares outstanding under the 1996 Plan.

    Upon cessation of service, any unvested shares of Common Stock issued under the Stock Issuance Program shall be immediately surrendered to the Corporation for cancellation. However, the Plan

Administrator may, in its discretion, waive the surrender and cancellation of one or more unvested shares of Common Stock.

Change Of Control Provisions

    In the event that the Company is acquired by merger or asset sale, the vesting of each outstanding option under the Discretionary Option Grant Program which is not to be assumed by the successor corporation, including options held by the Company's executive officers, will automatically accelerate in full, and all unvested shares issued under the Discretionary Option Grant and Stock Issuance Programs will immediately vest, except to the extent the Company's repurchase rights with respect to those shares are to be assigned to the successor corporation. Any options assumed in connection with such acquisition may, in the Plan Administrator's discretion, be subject to immediate acceleration of vesting, and any unvested shares which do not vest at the time of such acquisition may be subject to full and immediate vesting, in the event the individual's service with the successor entity is subsequently terminated within a specified period following the acquisition. In connection with a change in control of the Company other than by merger or asset sale (whether such change of control is by successful tender offer for more than 50% of the outstanding voting stock or a change in the majority of the Board by one or more contested elections for Board membership), the Plan Administrator will have the discretionary authority to provide for automatic acceleration of vesting of outstanding options under the Discretionary Option Grant Program and the automatic vesting of all unvested shares issued under the Discretionary Option Grant and Stock Issuance Programs, with such acceleration of vesting to occur either at the time of such change in control or upon the subsequent termination of the individual's service.

    The acceleration of vesting upon a change in the ownership or control of the Company may be seen as an anti-takeover provision and may have the effect of discouraging a merger proposal, a takeover attempt or other efforts to gain control of the Company.

Special Tax Election

    The Plan Administrator may provide one or more holders of options or unvested shares (other than the options granted or the shares issued under the Automatic Option Grant Program) with the right to have the Company withhold a portion of the shares otherwise issuable to such individuals in satisfaction of the tax liability incurred by such individuals in connection with the exercise of those options or the vesting of those shares. Alternatively, the Plan Administrator may allow such individuals to deliver previously acquired shares of Common Stock in payment of such tax liability.

Federal Income Tax Consequences

Option Grants

    Options granted under the 1996 Plan may be either incentive stock options which satisfy the requirements of Section 422 of the Internal Revenue Code or non-statutory options which are not intended to meet such requirements. The Federal income tax treatment for the two types of options differs as follows:

    Incentive Options.  No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is generally recognized at the time the option is exercised. The optionee will, however, recognize taxable income in the year in which the purchased shares are sold or otherwise made the subject of a taxable disposition. For Federal tax purposes, dispositions are divided into two categories: (i) qualifying and (ii) disqualifying. A qualifying disposition occurs if the sale or other disposition is made after the optionee has held the shares for more than two years after the option grant date and more than one year after the exercise date. If either of these two holding periods is not satisfied, then a disqualifying disposition will result.

    Upon a qualifying disposition, the optionee will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date over (ii) the exercise price paid for the shares will be taxable as ordinary income to the optionee. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the optionee.

    If the optionee makes a disqualifying disposition of the purchased shares, then the Company will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, equal to the excess of (i) the fair market value of such shares on the option exercise date over (ii) the exercise price paid for the shares. In no other instance will the Company be allowed a deduction with respect to the optionee's disposition of the purchased shares.

    Non-Statutory Options.  No taxable income is recognized by an optionee upon the grant of a non-statutory option. The optionee will generally recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income.

    If the shares acquired upon exercise of the non-statutory option are unvested and subject to repurchase by the Company in the event of the optionee's termination of service prior to vesting in those shares, then the optionee will not recognize any taxable income at the time of exercise but will have to report as ordinary income, as and when the Company's repurchase right lapses, an amount equal to the excess of (i) the fair market value of the shares on the date the repurchase right lapses over (ii) the exercise price paid for the shares. The optionee may, however, elect under Section 83(b) of the Internal Revenue Code to include as ordinary income in the year of exercise of the option an amount equal to the excess of (i) the fair market value of the purchased shares on the exercise date over (ii) the exercise price paid for such shares. If the Section 83(b) election is made, the optionee will not recognize any additional income as and when the repurchase right lapses.

    The Company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non- statutory option. The deduction will in general be allowed for the taxable year of the Company in which such ordinary income is recognized by the optionee.

Stock Appreciation Rights

    An optionee who is granted a stock appreciation right will recognize ordinary income in the year of exercise equal to the amount of the appreciation distribution. The Company will be entitled to an income tax deduction equal to such distribution for the taxable year in which the ordinary income is recognized by the optionee.

Direct Stock Issuance

    The tax principles applicable to direct stock issuances under the 1996 Plan will be substantially the same as those summarized above for the exercise of non-statutory option grants.

Deductibility Of Executive Compensation

    The Company anticipates that any compensation deemed paid by it in connection with disqualifying dispositions of incentive stock option shares or exercises of non-statutory options will qualify as performance-based compensation for purposes of Internal Revenue Code Section 162(m) and will not have to be taken into account for purposes of the $1 million limitation per covered individual on the deductibility of the compensation paid to certain executive officers of the Company. Accordingly, all compensation deemed paid with respect to those options will remain deductible by the Company without limitation under Internal Revenue Code Section 162(m).

Accounting Treatment

    Option grants or stock issuances to employees with exercise or issue prices equal to the fair market value of the shares at the time of issuance or grant will generally not result in any charge to the Company's earnings, but the Company must disclose in the notes to the Company's financial statements the fair value of options granted under the 1996 Plan and the pro forma impact on the Company's annual net income and earnings per share as though the computed fair value of such options had been treated as compensation expense. In addition, the number of outstanding options may be a factor in determining the Company's earnings per share on a diluted basis.

    Should one or more optionees be granted stock appreciation rights which have no conditions upon exercisability other than a service or employment requirement, then such rights will result in a compensation expense to the Company's earnings.

Amendment and Termination

    The Board may amend or modify the 1996 Plan in any or all respects whatsoever, subject to any stockholder approval required under applicable law or regulation. The Board may terminate the 1996 Plan at any time, and the 1996 Plan will in all events terminate on December 31, 2005.

Plan Benefits

    If Proposal Two is approved by the stockholders, in addition to the annual automatic grants to each non-employee member of the Company's Board of Directors of options to purchase 30,000 shares of the Company's common stock already provided for by the 1996 Plan, each future non-employee Board member will receive a grant of 60,000 shares upon first joining the Board (as opposed to the 30,000 share initial option grants currently provided for under the 1996 Plan), in each case at a price per share equal to the fair market value of the Common Stock of the Company on the date of grant. Assuming the current nominees to the Company's Board of Directors are elected by the stockholders at the Annual Meeting, the aggregate number of stock options to be granted to the non-employee Board members as a group in the fiscal year ending December 30, 2001 pursuant to the Automatic Option Grant Program will be 150,000. The Company cannot currently determine the number of shares for which options will be granted in the future to all executive officers as a group or all employees (including current officers who are not executive officers) as a group. However, see "Management—Option Grants in the Last Fiscal Year," beginning on page 23 for the number of stock options granted to the officers named in the Summary Compensation Table in the last fiscal year. In the fiscal year ended December 31, 2000, options to purchase an aggregate of 100,000 shares of Common Stock of the Company were granted to executive officers as a group at a weighted average exercise price of approximately $50.125, and options to purchase an aggregate of 4,300,566 shares of Common Stock of the Company were granted to all employees (including current officers who are not executive officers) as a group at a weighted average exercise price of approximately $42.37.

PROPOSAL THREE

APPROVAL OF AN AMENDMENT TO THE 1996 STOCK INCENTIVE PLAN TO
INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE THEREUNDER

    Since 1991, the Company has provided stock options as an incentive to its employees to promote increased stockholder value. Management believes that stock options are one of the prime ways to attract and retain key personnel responsible for the continued development and growth of the Company's business, and to motivate all employees to increase stockholder value. In addition, stock options are considered a competitive necessity in the high technology industries in which the Company competes.

    The Company currently grants options to all employees upon initial hire, and periodically to key employees or in recognition of achievement of certain performance criteria. In the recent fiscal year, the Company experienced revenue growth from $200.1 million in fiscal 1999 to $331.3 million in fiscal 2000. Critical hires were made in all functional areas. Consequently, the number of employees during fiscal 2000 grew from 362 to 543 at fiscal year end. In October 1998, January 2000 and June 2000, the Company rewarded each employee below the director management level with a special option grant of 1,000 shares, 500 shares and 500 shares, respectively.

    As a result of the increase in number of employees during fiscal 2000, and the desire to give further incentive to and retain current employees and officers in today's highly competitive and tight labor market, options to purchase 4,580,566 shares were granted from the 1996 Plan and consequently as of December 31, 2000, there were 414,361 shares available for issuance under the 1996 Plan, not including the 2,500,000 shares subject to stockholder approval at this Annual Meeting.

    As of March 26, 2000, 520,251 shares were available for issuance under the 1996 Plan, not including the 2,500,000 shares subject to shareholder approval at the Annual Meeting, and 10,786,633 option shares were outstanding that were issued under the 1996 Plan and the assumed stock option plans of ViaVideo Communications, Inc., Atlas Communication Engines, Inc. and Accord Networks Ltd.

Proposed Amendment

    At the Annual Meeting, the stockholders are requested to approve an amendment to the 1996 Plan to increase the number of shares reserved for issuance thereunder by 2,500,000 shares, for an aggregate of 17,250,000 shares reserved for issuance thereunder. The amendment to increase the number of shares reserved under the 1996 Plan is proposed in order to give the Board of Directors and the Compensation Committee of the Board of Directors greater flexibility to grant stock options. The Company believes that granting stock options motivates high levels of performance and provides an effective means of recognizing employee contributions to the success of the Company. The Company believes that this policy is of great value in recruiting and retaining highly qualified technical and other key personnel who are in great demand, as well as rewarding and encouraging current employees. The Board of Directors believes that the ability to grant options will be important to the future success of the Company by allowing it to accomplish these objectives.

Required Vote and Board of Directors' Recommendation

    The affirmative vote of a majority of the outstanding shares of the Company present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval of the proposed amendment to the 1996 Plan. The effect of an abstention is the same as a vote against approval of the amendment. Should such stockholder approval not be obtained, then the 1996 Plan will remain unchanged, and option grants and direct stock issuances will continue to be made pursuant to the provisions of the 1996 Plan in effect prior to the amendment summarized in this proposal.

The Board of Directors Recommends a Vote FOR the Amendment to
the 1996 Stock Incentive Plan Increasing the Number of Shares Reserved for Issuance Thereunder.

Description of the 1996 Stock Incentive Plan

    For a description of the 1996 Plan, please see "Proposal Two—Approval of An Amendment to the 1996 Stock Incentive Plan to Change the Amount and Characteristics of Options Granted to Non-Employee Members of the Board of Directors Under the Automatic Option Grant Program—Description of the 1996 Stock Incentive Plan," beginning on page 6.

PROPOSAL FOUR

APPROVAL OF AN AMENDMENT TO THE 1996 STOCK INCENTIVE PLAN TO
PERMIT THE COMPANY TO OFFER TO CANCEL EXISTING OPTIONS
IN EXCHANGE FOR THE GRANT OF REPLACEMENT OPTIONS

    The 1996 Plan currently requires the Company to obtain stockholder approval if the Company wishes to reprice stock options by offering to cancel currently outstanding options in exchange for the grant of new options at a lower exercise price, which is an action that the Company wishes to take. The stockholders of the Company are being asked to approve an amendment to this provision of the 1996 Plan to provide for a one-time exception to the stockholder approval requirement, thereby permitting the Company to proceed with such an option exchange, as more fully discussed below.

    As discussed in Proposal Three above, the Company considers stock options to be a critical component of employee compensation. Management believes that stock options provide incentive to its employees to promote increased stockholder value and are a major factor in the Company's ability to attract and retain key personnel responsible for the continued development and growth of the Company's business. In addition, stock options are considered a competitive necessity in the high technology industries in which the Company competes, particularly in the San Francisco Bay Area.

    Recent adverse economic conditions have had a negative effect on the high technology sector, including the market in which the Company operates. As a result, the trading price of the Company's common stock has recently declined. One consequence of this decrease in the Company's stock price is that many options currently held by employees were granted at an exercise price considerably higher than the current trading price of the Company's common stock. This difference between the exercise price and the trading price has rendered these options without value, unless the Company's stock price returns to its previous levels. While the Company is optimistic about its future, in light of the recent general economic slowdown, especially its effects on the high technology sector, this may not happen in the near term.

    In view of these concerns, the Company believes that the proposed amendment is critical to avoid the potential loss of a large number of key employees who hold options with an exercise price significantly higher than the current trading price of the Company's common stock. With a low likelihood of achieving gain from these "underwater" stock options, such key employees have an incentive to seek alternative employment with competitors of the Company and other technology companies with low current trading prices, and secure stock options at these other companies at an attractively low exercise price. The loss of these key employees would have a detrimental effect on the Company's business and financial results.

Proposed Amendment

    As discussed above, the 1996 Plan currently prohibits the Company from repricing options in the absence of stockholder approval for such an exchange.

    In order to avoid the departure of key employees for the reasons discussed above, in March 2001 the Company's Board of Directors adopted, subject to the approval of the Company's stockholders, an amendment to the 1996 Plan that provides for a one-time exception to the stockholder approval requirement for repricing options, if such repricing is structured within various parameters (the "Exempt Repricing"). The amendment would permit the Company to commence the Exempt Repricing as soon as practicable following the date of the Annual Meeting. The Exempt Repricing would take the form of an exchange offer to holders of certain outstanding options to purchase a maximum aggregate of 6,500,000 shares of the Company's common stock. Under the terms of the exchange offer, these optionholders would be offered the opportunity to elect to cancel existing options (the "Cancelled Options"), in exchange for a grant of replacement options to purchase 0.85 shares of the Company's common stock for each share under the cancelled options (the "Replacement Options"). The Replacement Options would be granted no earlier than six months and one day following the cancellation of the Cancelled Options (the "New Grant

Date"), at a price equal to the fair market value of the Company's common stock on the New Grant Date. Each Replacement Option will have a term equal to the lesser of (i) the remaining term of the Cancelled Option, or (ii) seven years. Executive Officers and Directors of the Company will not participate in this exchange offer, and this exchange offer will be structured such that the Company avoids incurring financial accounting charges. The vesting commencement date and vesting schedule for each Replacement Option will be the same as for the Cancelled Option which it replaces, subject to adjustment for any shares previously exercised. Consequently, any shares that would have vested prior to the New Grant Date under the vesting schedule of the Cancelled Option would be vested under the Replacement Option upon the New Grant Date. For the precise text of the proposed amendment to the 1996 Plan described in this Proposal Four, please see "Text of Proposed Amendment to 1996 Plan," below.

    The Board of Directors believes that the Exempt Repricing best serves the interests of the Company and its stockholders. By offering the Company's employees the opportunity to exchange their "underwater" options for options at a presumably lower trading price, the Company's employees will increase the incentive provided by stock options with an exercise price at the then-current market price of the Company's common stock, which should aid the Company in retaining its employees. By undertaking an exchange of old options for new options, the Company avoids the potential additional dilution to its stockholders and the resulting potential decrease in earnings per share that could result from simply granting additional options to employees at the current market price of the Company's common stock. Also, the exchange offer will be structured in such a way that the Company will avoid any variable accounting compensation charges against its earnings. Additionally, under the terms of the proposed amendment to the 1996 Plan, the Company's Executive Officers and Directors will not be permitted to participate in the exchange offer. Further, the amendment only contemplates a one-time exchange of a specified number of options in order to retain and provide incentive to the Company's employees in light of recent adverse economic conditions. Any additional such exchanges undertaken by the Company would require prior stockholder approval.

    Even if Proposal Three discussed above is approved, and 2,500,000 shares are added to number of shares reserved for issuance under the 1996 Plan, the Company would still not have a sufficient number of shares reserved for issuance under the 1996 Plan to adequately compensate its employees for their "underwater" options by granting additional options under the 1996 Plan. The proposed amendment would allow for an exchange of Cancelled Options for Replacement Options, which would not require the Company to grant a number of options from the 1996 Plan in excess of those currently outstanding. Further, the Replacement Options will have a term equal to the lesser of (i) the remaining term of the Cancelled Option or (ii) seven (7) years, which ensures that the employees who participate in the exchange offer will not derive any benefit from an elongated term in which to exercise. Finally, given that the ratio of Replacement Options to Cancelled Options is 0.85 to 1, the exchange offer will result in less potential dilution to the Company's stockholders than if the options were exchanged at a one-to-one rate.

    In view of the benefits to the Company and its stockholders discussed above from an exchange of "underwater" employee options for options granted at the then fair market value of the Company's common stock, the Board of Directors believes that the amendment to the 1996 Plan permitting the exchange offer is vital to the Company's retention of its key employees and its ongoing success.

Text of Proposed Amendment to 1996 Plan

    The following is the complete text of the proposed amendment to Article Two, Section IV of the 1996 Plan, which is entitled "Cancellation and Regrant of Options." The language of this Section proposed by this amendment is indicated in italics.

    "The Plan Administrator shall have the authority to effect, at any time, and from time to time, with the consent of the affected option holders the cancellation of any or all outstanding options under the Discretionary Option Grant Program (including outstanding options incorporated from the Predecessor

Plan) and to grant in substitution new options covering the same or different number of shares of Common Stock but with an exercise price per share based on the Fair Market Value per share of Common Stock on the new grant date. However, any repricing of stock options, effected either by reducing the exercise price of outstanding options or canceling outstanding options and granting replacement options with a lower exercise price, shall require the approval of the holders of a majority of the Corporation's voting shares, with the sole exception of that certain exchange offer to be commenced as soon as is reasonably practicable following May 17, 2001, pursuant to which holders of options to purchase a maximum of 6,500,000 shares of the Corporation's Common Stock, shall be offered the opportunity to elect to cancel such options (the "Cancelled Options"), in exchange for the grant of replacement options to purchase 0.85 shares of the Corporation's Common Stock for each share under the Cancelled Options (the "Replacement Options"), with such Replacement Options to be granted no less than six months and one day following the cancellation of the Cancelled Options, at a price equal to the fair market value of the Corporation's Common Stock on such date of grant. Each Replacement Option will have a term equal to the lesser of (i) the remaining term of the Cancelled Option, or (ii) seven (7) years. The vesting commencement date and vesting schedule for each Replacement Option will be the same as for the Cancelled Option which it replaces, subject to adjustment for any shares previously exercised. Executive Officers and Directors of the Corporation shall not participate in this exchange offer, and this exchange offer will be structured so that the Corporation avoids incurring financial accounting charges."

Required Vote and Board of Directors' Recommendation

    The affirmative vote of a majority of the outstanding shares of the Company present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval of the proposed amendment to the 1996 Plan. The effect of an abstention is the same as a vote against approval of the amendment. Should such stockholder approval not be obtained, then the 1996 Plan will remain unchanged, no exchange offer for "underwater" options will occur, and option grants and direct stock issuances will continue to be made pursuant to the provisions of the 1996 Plan in effect prior to the amendment summarized in this proposal.

The Board of Directors Recommends a Vote FOR the Amendment to the the
1996 Stock Incentive Plan Permitting the Company to Offer to Cancel a Certain Number of
Existing Options in Exchange for the Grant of Replacement Options.

Description of the 1996 Stock Incentive Plan

    For a description of the 1996 Plan, please see "Proposal Two—Approval of An Amendment to the 1996 Stock Incentive Plan to Change the Amount and Characteristics of Options Granted to Non-Employee Members of the Board of Directors Under the Automatic Option Grant Program—Description of the 1996 Stock Incentive Plan," beginning on page 6.

PROPOSAL FIVE

RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS

    The Board of Directors has selected PricewaterhouseCoopers LLP, independent accountants, to audit the financial statements of the Company for the fiscal year ending December 30, 2001. PricewaterhouseCoopers LLP has audited the Company's financial statements since fiscal 1991. A representative of PricewaterhouseCoopers LLP is expected to be present at the meeting, will have the opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions.

Fees Billed to Company by PricewaterhouseCoopers LLP during Fiscal 2000

Audit Fees

    Audit fees billed to the Company by PricewaterhouseCoopers LLP during the Company's 2000 fiscal year for review of the Company's annual financial statements and those financial statements included in the Company's quarterly reports on Form 10-Q totaled approximately $267,500.

Financial Information Systems Design and Implementation Fees

    The Company did not engage PricewaterhouseCoopers LLP to provide advice to the Company regarding financial information systems design and implementation during the fiscal year ended December 31, 2000.

All Other Fees

    Fees billed to the Company by PricewaterhouseCoopers LLP during the Company's 2000 fiscal year for all other non-audit services rendered to the Company, including services for tax-related matters, stock offerings and mergers and acquisitions, totaled approximately $1,976,000.

    The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining the principal accountant's independence.

Required Vote and Board of Directors' Recommendation

    The Board of Directors has conditioned its appointment of the Company's independent accountants upon the receipt of the affirmative vote of a majority of the shares represented, in person or by proxy, and voting at the Annual Meeting, which shares voting affirmatively also constitute at least a majority of the required quorum. The effect of an abstention is the same as a vote against the ratification of the appointment of the independent accountants. In the event that the stockholders do not approve the selection of PricewaterhouseCoopers LLP, the appointment of the independent accountants will be reconsidered by the Board of Directors. The Board of Directors may direct the appointment of a different independent accounting firm at any time during the year if the Board of Directors believes that such a change would be in the best interests of the Company and its stockholders.

The Board of Directors Recommends a Vote FOR the Ratification of the
Appointment of PricewaterhouseCoopers, LLP as Independent Accountants
for the Company's Fiscal Year Ending December 30, 2001.

MANAGEMENT

Security Ownership of Management and Certain Beneficial Owners

    The following table sets forth the beneficial ownership of Common Stock of the Company as of March 26, 2001 for the following: (i) each person or entity who is known by the Company to own beneficially more than 5% of the outstanding shares of the Company's Common Stock; (ii) each of the Company's directors; (iii) the Company's Chief Executive Officer and each of the officers ("Named Officers") named in the Summary Compensation Table on page 19 hereof; and (iv) all directors and executive officers of the Company as a group.

5% Stockholders, Directors and Officers(1)	Shares Beneficially Owned(2)	Percentage Beneficially Owned(2)
Principal Stockholders
FMR Corp.(3)	7,360,570	8.9%
Pilgrim Baxter & Associates, Ltd.(4)	6,804,900	8.2%
Directors
Betsy S. Atkins(5)	45,000	*
John Seely Brown(6)	60,000	*
John A. Kelley(7)	45,000	*
Stanley J. Meresman(8)	55,000	*
William A. Owens(9)	45,000	*
Named Executive Officers
Dale A. Bastian(10)	96,377	*
Alan D. Hagedorn(11)	105,604	*
Robert C. Hagerty(12)	384,473	*
Michael R. Kourey(13)	312,152	*
Craig B. Malloy(14)	427,204	*
All directors and executive officers as a group
(13 persons)(15)	1,762,414	2.1%

*
Less than 1%

(1)
Unless otherwise indicated, the address for each listed stockholder is c/o Polycom, Inc., 1565 Barber Lane, Milpitas, California 95035.

(2)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options which are currently exercisable or which will become exercisable within sixty (60) days after March 26, 2001 are deemed outstanding for purposes of computing the beneficial ownership of the person holding such options but are not deemed outstanding for purposes of computing the beneficial ownership of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(3)
The address of FMR Corp. is 82 Devonshire Street, Boston, MA 02109.

(4)
The address of Pilgrim Baxter & Associates, Ltd. Is 825 Duportail Road, Wayne, PA 19087.

(5)
Includes options held by Ms. Atkins to purchase 45,000 shares of Common Stock which are exercisable within sixty (60) days of March 26, 2001.

(6)
Includes options held by Dr. Brown to purchase 60,000 shares of Common Stock which are exercisable within sixty (60) days of March 26, 2001.

(7)
Includes options held by Mr. Kelley to purchase 45,000 shares of Common Stock which are exercisable within sixty (60) days of March 26, 2001.

(8)
Includes options held by Mr. Meresman to purchase 55,000 shares of Common Stock which are exercisable within sixty (60) days of March 26, 2001.

(9)
Includes options held by Mr. Owens to purchase 45,000 shares of Common Stock which are exercisable within sixty (60) days of March 26, 2001.

(10)
Includes options held by Mr. Bastian to purchase 68,975 shares of Common Stock which are exercisable within sixty (60) days of March 26, 2001.

(11)
Includes options held by Mr. Hagedorn to purchase 68,082 shares of Common Stock which are exercisable within sixty (60) days of March 26, 2001.

(12)
Includes options held by Mr. Hagerty to purchase 318,008 shares of Common Stock which are exercisable within sixty (60) days of March 26, 2001. Mr. Hagerty is also a director of the Company.

(13)
Includes options held by Mr. Kourey to purchase 224,848 shares of Common Stock which are exercisable within sixty (60) days of March 26, 2001. Mr. Kourey is also a director of the Company.

(14)
Includes options held by Mr. Malloy to purchase 183,332 shares of Common Stock which are exercisable within sixty (60) days of March 26, 2001.

(15)
Includes options to purchase 1,299,483 shares of Common Stock which are exercisable within sixty (60) days of March 26, 2001.

Compensation Of Directors

    In fiscal 2000, the Company did not pay any cash compensation to its directors who were not employees of the Company, other than for reimbursement of meeting expenses, if any. However, non-employee directors are eligible to receive periodic option grants under the Automatic Option Grant program of the 1996 Plan. During fiscal 2000, non-employee directors received the following stock option grants:

Name	Shares	Exercise Price	Vesting	Term
Betsy S. Atkins	30,000	$33.50	1 year	5 years
John Seely Brown	30,000	$33.50	1 year	5 years
John A. Kelley	60,000	$33.50	1 year/2 year	5 years
Stanley J. Meresman	30,000	$33.50	1 year	5 years
William A. Owens	30,000	$33.50	1 year	5 years

Executive Officer Compensation

    The following table shows, as to the Chief Executive Officer and each of the four other most highly compensated executive officers whose salary plus bonus exceeded $100,000 during the last fiscal year, information concerning compensation paid for services to the Company in all capacities during the last three fiscal years. The individuals in the table will be collectively referred to as the "Named Executive Officers."

Summary Compensation Table

Long-Term Compensation Awards
Annual Compensation
				Securities Underlying Options (#)	All Other Compensation ($)(2)
Name and Principal Position	Year	Salary($)	Bonus($)(1)
Robert C. Hagerty Chairman of the Board, President, and Chief Executive Officer	2000 1999 1998	332,692 272,404 194,346	127,588 141,650 167,428	— 400,000 400,000	16,164 13,428 4,721
Michael R. Kourey Senior Vice President, Finance and Administration and Chief Financial Officer	2000 1999 1998	273,077 223,789 189,279	72,502 93,096 115,933	50,000 — 150,000	15,919 23,089 18,312	(3) (3)
Craig B. Malloy Senior Vice President/General Manager Videoconferencing	2000 1999 1998	223,269 179,391 152,361	80,433 98,665 97,131	50,000 400,000 —	11,767 9,431 4,683
Alan D. Hagedorn Senior Vice President, Manufacturing	2000 1999 1998	199,039 174,481 145,808	54,009 79,389 79,097	— — 100,000	8,843 8,792 4,544
Dale A. Bastian Senior Vice President, Worldwide Sales and Service	2000 1999 1998	223,846 194,308 173,558	59,297 93,377 139,503	— 150,000 —	13,715 12,566 4,697

(1)
Includes bonuses earned or accrued with respect to services rendered in the fiscal year indicated, whether or not such bonus was actually paid during such fiscal year.

(2)
Includes health, life, dental, vision and disability insurance premiums paid by the Company pursuant to employee benefit programs available to all employees. Also includes tax return preparation services for 1999 and 2000 and matching 401(k) plan contributions for 2000.

(3)
Includes imputed interest of 5.44% on Mr. Kourey's interest free loan issued by the Company in 1997. The loan was paid in full in September 1999.

Option Grants in the Last Fiscal Year

    The following table shows, as to each of the Named Executive Officers, information concerning stock options granted during the fiscal year ended December 31, 2000. No stock appreciation rights were granted to the Named Executive Officers during such fiscal year.

Option Grants in Fiscal 2000

	Individual Grants
		Percent of Total Options Granted to Employees in Fiscal Year(2)			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(5)
	Number of Securities Underlying Options Granted(1)
			Exercise Price(3)	Expiration Date(4)
Name					5%	10%
Robert C. Hagerty	—
Michael R. Kourey	50,000	1.1%	$50.125	9/10	$1,576,167	$3,994,317
Craig B. Malloy	50,000	1.1%	$50.125	9/10	$1,576,167	$3,994,317
Alan D. Hagedorn	—
Dale A. Bastian	—

(1)
All options in this table are incentive stock options to extent permissible by IRS limitations with the remainder being non-qualified options, were granted under the 1996 Stock Incentive Plan, and have exercise prices equal to the fair market value on the date of grant. All such options have ten-year terms (subject to earlier termination upon the optionee's cessation of service) and vest over a four-year period at the rate of one-fourth at the end of one year from the date of grant and 1/36th each month thereafter. The shares subject to each option will immediately vest in full in the event the Company is acquired by a merger or asset sale (unless the Company's repurchase right with respect to the unvested shares is to be assigned to the acquiring entity or the option is to be assumed by such entity).

(2)
The Company granted options to purchase a total of 4,580,566 shares of Common Stock under the 1996 Stock Incentive Plan to employees in fiscal 2000.

(3)
The exercise price may be paid in cash, in shares of the Company's Common Stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. The Company may also finance the option exercise by lending the optionee sufficient funds to pay the exercise price for the purchased shares, together with any federal and state income tax liability incurred by the optionee in connection with such exercise.

(4)
Options may terminate before their expiration upon the termination of optionee's status as an employee or consultant, the optionee's death or an acquisition of the Company.

(5)
Potential realizable value assumes that the stock price increases from the exercise price from the date of grant until the end of the option term (10 years) at the annual rate specified (5% and 10%). Annual compounding results in total appreciation of approximately 62.9% (at 5% per year) and 159.4% (at 10% per year). The assumed annual rates of appreciation are specified in SEC rules and do not represent the Company's estimate or projection of future stock price growth. The Company does not necessarily agree that this method can properly determine the value of an option.

Option Exercises and Holdings

    The following table sets forth, for each of the Named Executive Officers, certain information concerning stock options exercised during the fiscal year ended December 31, 2000 and the number of shares subject to exercisable stock options as of December 31, 2000. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of the Company's Common Stock as of December 29, 2000 (the last trading day of fiscal 2000) which was $32.1875 per share.

Aggregated Option Exercises in Fiscal 2000 and Fiscal 2000 Year-End Option Values

			Number of Securities Underlying Unexercised Options at Fiscal Year End
					Value of Unexercised In-The Money Options at Fiscal Year End
	Shares Acquired on Exercise (#)
		Value Realized($)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert C. Hagerty	219,698	9,818,952	223,708	555,000	$4,526,011	$12,647,419
Michael R. Kourey	324,834	11,976,435	162,558	261,668	$4,204,648	$5,797,588
Craig B. Malloy	—	—	141,666	308,334	$2,085,139	$3,802,341
Alan D. Hagedorn	125,000	4,725,440	46,000	89,000	$1,279,589	$2,231,185
Dale A. Bastian	90,000	3,982,092	33,126	191,876	$636,039	$4,234,326

Report of the Compensation Committee of the Board of Directors

    The Compensation Committee of the Board of Directors consists of directors Betsy S. Atkins and John Seely Brown, neither of whom is an employee or officer of the Company. The Compensation Committee of the Board of Directors sets the compensation of the Chief Executive Officer and the other executive officers and key employees, subject to ratification by the Board. The Compensation Committee also administers the Company's 1996 Stock Incentive Plan and approves stock option grants for all executive officers and other key employees.

General Compensation Policy

    The Company operates in the extremely competitive and rapidly changing high technology industry. The Committee believes that the compensation programs for executive officers of the Company should be designed to attract, motivate and retain talented executives responsible for the success of the Company and should be determined within a competitive framework and based on the achievement of overall financial results, individual contributions and a measure of customer satisfaction. Within this overall philosophy, the Committee's objectives are to:

    1.  Offer a total compensation program that takes into consideration the compensation practices of a specifically identified peer group of companies and other selected companies with which the Company competes for executive talent.

    2.  Provide annual variable incentive awards that take into account the Company's overall financial performance relative to corporate objectives and the performance of the peer group companies and that are also based on individual contributions.

    3.  Align the financial interests of executive officers with those of stockholders by providing significant equity-based, long-term incentives.

Compensation Process and Components

    The Committee determines the compensation levels for the executive officers with the assistance of the Company's Human Resources Department, utilizing executive compensation data drawn from a nationally recognized survey of similarly sized technology companies (the "Peer Companies"). A significant number of the Peer Companies are listed in the JP Morgan H&Q Technology Index, included in the Performance Graph for this Proxy Statement (see "Comparison of Stockholder Return"). Certain companies not included in this Index were also taken into account as Peer Companies because the Company competes for executive talent with those firms. The positions of the Company's Chief Executive Officer and other executive officers were compared with those of their counterparts at the Peer Companies, and the market compensation levels for comparable positions were examined to determine base salary, target incentives and total cash compensation. In addition, the Peer Companies' practices concerning stock option grants were reviewed and compared.

    The three major components of the Company's executive officer compensation are: (i) base salary, (ii) variable incentive awards, and (iii) long-term equity-based incentive awards.

    Base Salary.  The base salary for each executive officer is determined at levels considered appropriate for comparable positions at the Peer Companies.

    Variable Incentive Awards.  To reinforce the importance of Company goals, the Committee believes that a substantial portion of the annual compensation of each executive officer should be in the form of variable incentive pay. The annual incentive pool set aside for executive officers is determined on the basis of the Company's achievement of the financial performance targets established at the beginning of the fiscal year and a range for the executive's contribution. The incentive plan requires a threshold level of Company performance based on both revenue and profit before interest and taxes that must be attained before any incentives are awarded. Once the fiscal year's threshold is reached, specific formulas are in place to calculate the actual incentive payment for each officer. A target is set for each executive officer based on targets for comparable positions at the Peer Companies. In fiscal 2000, the Company met many of its performance targets. Consequently the variable incentive awards were accrued in 2000 and paid out in February 2001.

    Long-Term, Equity-Based Incentive Awards.  The goal of the Company's long- term equity-based incentive awards is to align the interests of executive officers with stockholders and to provide each executive officer with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. The Committee determines the size of long- term, equity-based incentives according to each executive's position within the Company and sets a level it considers appropriate to create a meaningful opportunity for stock ownership. In addition, the Committee takes into account an individual's recent performance, his or her potential for future responsibility and promotion, comparable awards made to individuals in similar positions with the Peer Companies, and the number of unvested options held by each individual at the time of the new grant. The relative weight given to each of these factors varies among individuals at the Committee's discretion.

    During fiscal 2000, the Committee made option grants to Messrs. Kourey and Malloy under the Company's 1996 Stock Incentive Plan. Each grant allows the officer to acquire shares of the Company's Common Stock at a fixed price per share (the market price on the grant date) over a specified period of time. Generally, each option granted under the 1996 Stock Incentive Plan vests in periodic installments over a four-year period, contingent upon the executive officer's continued employment with the Company. Accordingly, the option will provide a return only if the officer remains with the Company and only if the market price appreciates over the option term.

    Chief Executive Officer Compensation.  The annual base salary for Mr. Hagerty for the 2000 fiscal year was based on an evaluation of his personal performance and the salary levels paid to chief executive officers of the Peer Companies. Mr. Hagerty's 2000 fiscal year incentive compensation was based on the actual financial performance of the Company relative to corporate objectives. Mr. Hagerty's incentive compensation provided no dollar guarantees.

    Compliance with Internal Revenue Code Section 162(m).  As a result of Section 162(m) of the Internal Revenue Code, which was enacted into law in 1993, the Company will not be allowed a Federal income tax deduction for compensation paid to certain officers to the extent that compensation exceeds one million dollars per officer in any one year. This limitation will apply to all compensation which is not considered to be performance based. Compensation which does qualify as performance-based compensation will not have to be taken into account for purposes of this limitation.

    The cash compensation paid to the Company's executive officers during fiscal 2000 did not exceed the one million dollar limit per officer, nor is the cash compensation to be paid to the Company's executive officers for the 2001 fiscal year expected to reach that level. Because it is very unlikely that the cash compensation payable to any of the Company's executive officers in the foreseeable future will approach the one million dollar limitation, the Committee has decided not to take any action at this time to limit or restructure the elements of cash compensation payable to the Company's executive officers. The Committee will reconsider this decision should the individual compensation of any executive officer ever approach the one million dollar level.

    Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933 (the "Securities Act") or the Securities Exchange Act of 1934 (the "Exchange Act") that might incorporate future filings made by the Company under those statutes, the preceding Compensation Committee Report on Executive Compensation and the Company Stock Performance Graph (set forth below) will not be incorporated by reference into any of those prior filings, nor will such report or graph be incorporated by reference into any future filings made by the Company under those statutes.

Respectfully submitted by the members of the Compensation Committee of the Board of Directors.

                      Betsy S. Atkins
                      John Seely Brown

Compensation Committee Interlocks and Insider Participation

    The Company's Compensation Committee was formed in January 1995 and is currently composed of Ms. Atkins and Mr. Brown. No interlocking relationships exist between any member of the Company's Board of Directors or Compensation Committee and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member of the Compensation Committee is or was formerly an officer or an employee of the Company or its subsidiaries.

Employment Contracts and Change of Control Arrangements

    The Company has agreed to pay certain Named Executive Officers severance pay in the event that they are terminated without cause or in certain other specified circumstances. The amount of such severance payment is the executive's salary and benefits for a period of three to six months.

    The 1996 Plan contains provisions pursuant to which outstanding options granted under the 1996 Plan must either become fully vested and immediately exercisable prior to a "corporate transaction" or must either be assumed by the successor entity in the transaction or replaced by the successor entity with a comparable cash incentive program. For purposes of the 1996 Plan, a "corporate transaction" is defined as a transaction approved by the Company's stockholders in which (i) any person acquires 50% or more of the total voting power of the Company's then outstanding securities; (ii) a change in the composition of the Board of Directors during any thirty-six (36) month period, such that a majority consists of persons who are not either directors who were in office continuously since the beginning of such period or directors whose nominations were approved by a majority of the directors who were in office continuously at the beginning of such period.

    In March 2001, the Board of Directors authorized the Company to enter into Change of Control Severance Agreements with the Company's senior executive officers in an effort to ensure the continued service of the Company's key executives in the event of a future change of control event. Under the terms of these agreements, if, within eighteen (18) months of a Change of Control (as defined below), an executive officer who is a party to one of these agreements is involuntarily terminated other than for cause or voluntarily terminates his or her employment for good reason, he or she will receive: (i) a lump-sum payment equal to 100% of annual base salary and target bonus, (for the Chief Executive Officer and Chief Financial Officer, the payment is equal to 200% of annual base salary and target bonus); (ii) continued coverage of employee benefits until the earlier of one year from the date of termination (for the Chief Executive Officer and Chief Financial Officer, coverage of such benefits extends until eighteen (18) months from termination) or when he or she begins receiving comparable benefits from another employer; and (iii) the acceleration in full of such executive officer's stock options. If such executive officer's employment is terminated for any other reason, he or she will receive severance or other benefits only to the extent he or she would be entitled to receive those benefits under the Company's then-existing severance or benefit plans or pursuant to any other written agreement. Under the terms of the Change of Control Severance Agreements, each senior executive officer, including the Chief Executive Officer and Chief Financial Officer, is obligated to remain with the Company for six months following a Change of Control, subject to certain limitations.

    For the Company's Chief Executive Officer and Chief Financial Officer, if the benefits provided under the agreement constitute parachute payments under Section 280G of the Internal Revenue Code and are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then such officers shall receive (i) a payment sufficient to pay such excise tax and (ii) an additional payment sufficient to pay the taxes arising as a result of such tax.

    As defined in the Change of Control Severance Agreements, a "Change of Control" means: (i) the acquisition by any person of 50% or more of the total voting power of the Company's then outstanding voting securities; (ii) a change in the composition of the Board of Directors during any two-year period, such that a majority consists of persons who are not either directors who were in office when the agreement was entered into or whose nominations were approved by a majority of the directors who were in office at the time of such nomination; (iii) the consummation of a merger or consolidation involving the Company where the outstanding securities of the Company immediately prior to the merger or consolidation no longer represent at least 50% of the voting power of the surviving entity immediately after such merger or consolidation; or (iv) the consummation of the sale or disposition of all or substantially all of the Company's assets.

Comparison of Stockholder Return(1)

    The graph depicted below reflects a comparison of the cumulative total return (change in stock price plus reinvestment dividends) of the Company's Common Stock with the cumulative total returns of the Nasdaq National Stock Market Index and the JP Morgan H&Q Technology Index. The graph covers the period from April 29, 1996, the date the Company's initial public offering commenced, through the fiscal year ended December 31, 2000.

    The graph assumes that $100 was invested on April 29, 1996 in the Company's Common Stock and in each index and that all dividends were reinvested. No cash dividends have been declared on the Company's Common Stock.

Company Stock Price Performance Graph(1)

(1)
The stock price performance shown on the graph is not indicative of future price performance. Information used on the graph was obtained from sources believed to be reliable, but the Company is not responsible for any errors or omissions in such information.

AUDIT COMMITTEE REPORT

    The Audit Committee has (1) reviewed and discussed the audited financial statements with management, (2) discussed with PricewaterhouseCoopers LLP, its independent accountants, the matters required to be discussed by the Statement on Auditing Standards No. 61 and (3) received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1, and has discussed PricewaterhouseCoopers LLP's independence with them. Based upon these discussions and review, the Audit Committee recommended to the Board of Directors that the audited financial statement be included in Polycom's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and filed with the Securities and Exchange Commission (the "Commission").

    The Audit Committee is composed of Stanley J. Meresman, John A. Kelley and William A. Owens, each of whom is an independent director as defined in Rule 4200(a)(14) of the National Association of Securities Dealers listing standards.

    The Board of Directors adopted a written charter for the Audit Committee on January 20, 1995. The Board subsequently amended the Audit Committee Charter on December 22, 1995 and June 14, 2000. The Audit Committee Charter is included as Appendix A to this proxy statement.

    Respectfully submitted by the members of the Audit Committee of the Board of Directors

                      Stanley J. Meresman
                      John A. Kelley
                      William A. Owens

    The foregoing Audit Committee Report shall not be deemed to be "soliciting material" or to be filed with the Commission, nor shall such information be incorporated by reference into any past or future filing under the Securities Act or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such filing.

COMPLIANCE WITH SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934

    Under the securities laws of the United States (Section 16 of the Securities Exchange Act of 1934, as amended), the Company's directors, executive officers and any persons holding more than 10% of the Company's Common Stock are required to report initial ownership of the Company's Common Stock and any subsequent changes in ownership to the Commission. Specific due dates have been established by the Commission, and the Company is required to disclose in this Proxy Statement any failure to file by these dates. Based solely upon (i) the copies of Section 16(a) reports that the Company received from such persons for their 2000 fiscal year transactions and (ii) the written representations received from certain of such persons that no reports were required to be filed for them for the 2000 fiscal year, the Company believes that there has been compliance with all Section 16(a) filing requirements applicable to such officers, directors and 10% beneficial owners for such fiscal year, except that in June 2000 Craig Malloy filed a Form 4 after the filing deadline for two stock sales in May 2000, and Alan Hagedorn did not file a Form 4 for two stock sales in November 2000, which sales were subsequently reported on his Form 5 for 2000.

STOCKHOLDER PROPOSALS FOR THE 2002 ANNUAL MEETING

    Stockholders are entitled to present proposals for action at a forthcoming meeting if they comply with the requirements of the proxy rules promulgated by the Commission. Proposals of stockholders of the Company which are intended to be included in the proxy statement and proxy card for the Company's 2002 Annual Meeting of Stockholders must be received by the Company no later than December 18, 2001 in order to be considered for inclusion in such proxy materials. In addition, a stockholder who intends to present a proposal at the Company's 2002 Annual Meeting of Stockholders without inclusion of the proposal in the Company's proxy materials must provide written notice of such proposal to the Company's Secretary no later than March 3, 2002. Discretionary authority with respect to stockholder proposals submitted beyond March 3, 2002 is granted by the execution of the enclosed proxy. Further, the Company reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with the foregoing requirements and other requirements of the proxy rules promulgated by the Commission. In order to avoid any dispute as to the date on which a proposal was received by the Company, it is suggested that proponents submit their proposals by certified mail, return receipt requested.

OTHER MATTERS

    The Company knows of no other matters to be submitted at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as the Board of Directors may recommend. Discretionary authority with respect to such other matters is granted by the execution of the enclosed proxy.

    It is important that your shares are represented at the meeting, regardless of the number of shares that you own. We therefore urge you to execute and return the accompanying proxy card in the envelope which has been enclosed for your convenience.

                      THE BOARD OF DIRECTORS

Milpitas, California
April 17, 2001

APPENDIX A

POLYCOM, INC.
AUDIT COMMITTEE CHARTER
(AS AMENDED THROUGH JUNE 14, 2000)

Organization

    There shall be a committee of the Board of Directors to be known as the Audit Committee. The Audit Committee shall be composed of a minimum of 3 members who shall be appointed by the Board of Directors. A Chairman shall be designated by the Board. Committee members shall meet the independence and experience requirements of the NASDAQ Stock Market, Inc.

    The Committee shall meet at least once each fiscal quarter, or more frequently if necessary to fulfill its responsibilities. Special meetings may be called by the Chairman of the Committee or the Chairman of the Board as necessary or appropriate to address unusual issues which cannot be deferred to the next regularly scheduled meeting.

    Except as the Committee may otherwise decide in its discretion, Committee meetings shall be attended by the Company's Chief Financial Officer, Controller, Treasurer and General Counsel and a representative of the Company's independent accountant. The Committee may request that any other officer or employee of the Company or the Company's outside legal counsel or independent accountant attend a Committee meeting or meet with any member of the Committee or its consultants. The Committee may meet with any person in executive session.

    The Committees shall have the authority to retain, at the Company's expense, special legal, accounting or other consultants to advise the Committee.

Statement of Policy

    The Audit Committee shall provide assistance to the Board of Directors in fulfilling the Directors' responsibility to the stockholders, potential stockholders, and investment community relating to corporate accounting, reporting practices of the corporation, and the quality and integrity of the financial reports of the corporation, by monitoring and overseeing (1) the independence and performance of the Company's internal auditors and independent accountants, (2) the integrity of the Company's financial statements, and (3) the Company's compliance with legal and regulatory requirements.

Responsibilities

    In carrying out its responsibilities, the Audit Committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the Directors and Stockholders that the corporate accounting and reporting practices of the corporation are in accordance with all requirements and are of the highest quality.

    In carrying out these responsibilities, the Audit Committee will:

1.
Review and recommend to the Directors the independent auditors to be selected to audit the financial statements of the Corporation and its divisions and subsidiaries.

2.
Review and confirm the independent accountant's independence from the Company, including by obtaining from the independent accountant a formal written statement delineating all relationships between the independent accountant and the Company and discussing with the independent accountant any disclosed relationships or services that may impact the independent accountant's objectivity and independence.

3.
Review the independent accountant's performance.

A-1

4.
Review the independent accountant's proposed audit plan.

5.
Review with the independent accountants the quality of the Company's accounting and reporting principles and practices and any significant issues.

6.
Review the independent accountant's reports on internal controls and assess management's response to those reports.

7.
At least once annually meet in executive session with a representative of the Company's independent accountant and internal auditors.

8.
Review the need for an internal audit function of the Corporation including the independence and authority of its reporting obligations, the proposed audit plans for the coming year, and the coordination of such plans with the independent auditors.

9.
Receive prior to each meeting, a summary of findings from completed internal audits and a progress report on the proposed internal audit plan, with explanations for any deviations from the original plan.

10.
Review with management and the independent accountants significant financial reporting issues, including recent professional and regulatory pronouncements.

11.
Review with management and the independent accountants the audited financial statements to be included in the Company's Annual Report on Form 10-K (or the Annual Report to Stockholders if distributed prior to the filing of the Form 10-K), focusing on any significant issues and items.

12.
Review with management at least annually the Company's program for promoting and monitoring compliance with applicable laws and ethical conduct.

13.
Review with management all litigation and other legal matters that could have a significant impact on the Company's financial statements.

14.
Review accounting and financial human resources and succession planning within these organizations.

15.
Submit the minutes of all meetings of the audit committee to, or discuss the matters discussed at each Committee meeting with, the Board of Directors.

16.
Investigate any matter brought to its attention within the scope of its duties, or perform other oversight responsibilities as directed by the Board of Directors with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

17.
Review and reassess at least annually the adequacy of the Committee's Charter and recommend any proposed changes to the Board of Directors.

18.
Prepare the report of the Committee required to be included in the Company's annual proxy statement.

A-2

APPENDIX B

POLYCOM, INC. 1996 STOCK INCENTIVE PLAN

(AS AMENDED THROUGH MARCH 28, 2001)

    The following constitute the provisions of the 1996 Stock Incentive Plan (herein called the "Plan") of Polycom, Inc. (herein called the "Corporation").

ARTICLE ONE

GENERAL PROVISIONS

I. PURPOSE OF THE PLAN

    This 1996 Stock Incentive Plan is intended to promote the interests of Polycom, Inc., a Delaware corporation, by providing eligible persons with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Corporation as an incentive for them to remain in the service of the Corporation.

    Capitalized terms shall have the meanings assigned to such terms in the attached Appendix.

II. STRUCTURE OF THE PLAN

      A. The Plan shall be divided into three (3) separate equity programs:

        (i) the Discretionary Option Grant Program under which eligible persons may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock,

        (ii) the Stock Issuance Program under which eligible persons may, at the discretion of the Plan Administrator, be issued shares of Common Stock directly, either through the immediate purchase of such shares or as a bonus for services rendered the Corporation (or any Parent or Subsidiary), and

        (iii) the Automatic Option Grant Program under which Eligible Directors shall automatically receive option grants at periodic intervals to purchase shares of Common Stock.

      B. The Discretionary Option Grant and Stock Issuance Programs became effective immediately upon the Plan Effective Date, and the Automatic Option Grant Program became effective upon the Underwriting Date.

      C. The provisions of Articles One and Five shall apply to all equity programs under the Plan and shall accordingly govern the interests of all persons under the Plan.

III. ADMINISTRATION OF THE PLAN

      A. Prior to the Section 12(g) Registration Date, the Discretionary Option Grant and Stock Issuance Programs were administered by the Board. Beginning with the Section 12(g) Registration Date, the Primary Committee shall have sole and exclusive authority to administer the Discretionary Option Grant and Stock Issuance Programs with respect to Section 16 Insiders.

      B. Administration of the Discretionary Option Grant and Stock Issuance Programs with respect to all other persons eligible to participate in those programs may, at the Board's discretion, be vested in the Primary Committee or a Secondary Committee, or the Board may retain the power to administer those programs with respect to all such persons. The members of the Secondary Committee may be Board members who are also Employees.

      C. Members of the Primary Committee or any Secondary Committee shall serve for such period of time as the Board may determine and may be removed by the Board at any time. The Board may also at any time terminate the functions of any Secondary Committee and reassume all powers and authority previously delegated to such committee.

      D. Each Plan Administrator shall, within the scope of its administrative functions under the Plan, have full power and authority to establish such rules and regulations as it may deem appropriate for proper administration of the Discretionary Option Grant and Stock Issuance Programs and to make such determinations under, and issue such interpretations of, the provisions of such programs and any outstanding options or stock issuances thereunder as it may deem necessary or advisable. Decisions of the Plan Administrator within the scope of its administrative functions under the Plan shall be final and binding on all parties who have an interest in the Discretionary Option Grant or Stock Issuance Program under its jurisdiction or any stock option or stock issuance thereunder.

      E. Service on the Primary Committee or the Secondary Committee shall constitute service as a Board member, and members of each such committee shall accordingly be entitled to full indemnification and reimbursement as Board members for their service on such committee. No member of the Primary Committee or the Secondary Committee shall be liable for any act or omission made in good faith with respect to the Plan or any option grants or stock issuances under the Plan.

      F. Administration of the Automatic Option Grant Program shall be self-executing in accordance with the terms of that program, and no Plan Administrator shall exercise any discretionary functions with respect to option grants made thereunder.

IV. ELIGIBILITY

      A. The persons eligible to participate in the Discretionary Option Grant and Stock Issuance Programs are as follows:

        1. Employees,

        2. non-employee members of the Board or the board of directors of any Parent or Subsidiary, and

        3. consultants and other independent advisors who provide services to the Corporation (or any Parent or Subsidiary).

      B. Each Plan Administrator shall, within the scope of its administrative jurisdiction under the Plan, have full authority (subject to the provisions of the Plan) to determine, (i) with respect to the option grants under the Discretionary Option Grant Program, which eligible persons are to receive option grants, the time or times when such option grants are to be made, the number of shares to be covered by each such grant, the status of the granted option as either an Incentive Option or a Non-Statutory Option, the time or times at which each option is to become exercisable, the vesting schedule (if any) applicable to the option shares and the maximum term for which the option is to remain outstanding and (ii) with respect to stock issuances under the Stock Issuance Program, which eligible persons are to receive stock issuances, the time or times when such issuances are to be made, the number of shares to be issued to each Participant, the vesting schedule (if any) applicable to the issued shares and the consideration to be paid for such shares.

      C. The Plan Administrator shall have the absolute discretion either to grant options in accordance with the Discretionary Option Grant Program or to effect stock issuances in accordance with the Stock Issuance Program.

      D. The individuals eligible to participate in the Automatic Option Grant Program shall be limited to (i) those individuals serving as non-employee Board members on the Underwriting Date, (ii) those individuals who first become non-employee Board members after the Underwriting Date, whether through appointment by the Board or election by the Corporation's stockholders, and (iii) those individuals who continue to serve as non-employee Board members through one or more Annual Stockholders Meetings held after the Underwriting Date. A non-employee Board member shall not be eligible to receive an initial option grant under the Automatic Option Grant Program on the Underwriting Date if such individual has previously been in the employ of the Corporation (or any Parent or Subsidiary) or has otherwise received a prior stock option grant from the Corporation. A non-employee Board member who first joins the Board after the Underwriting Date shall not be eligible to receive an initial option grant under the Automatic Option Grant Program if such individual has previously been in the employ of the Corporation (or any Parent or Subsidiary). Non-employee Board members who have previously been in the employ of the Corporation (or any Parent or Subsidiary) or who have previously received a stock option grant from the Corporation shall, however, be eligible to receive one or more annual option grants under the Automatic Option Grant Program over their period of continued Board service.

V. STOCK SUBJECT TO THE PLAN

    A. The stock issuable under the Plan shall be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Corporation on the open market. The maximum number of shares of Common Stock which may be issued over the term of the Plan shall not exceed approximately 17,250,000 shares.

    B. No one person participating in the Plan may receive options, separately exercisable stock appreciation rights and direct stock issuances for more than 600,000 shares of Common Stock in the aggregate per calendar year, beginning with the 1996 calendar year.

    C. Shares of Common Stock subject to outstanding options shall be available for subsequent issuance under the Plan to the extent (i) the options (including any options incorporated from the Predecessor Plan) expire or terminate for any reason prior to exercise in full or (ii) the options are canceled in accordance with the cancellation-regrant provisions of Article Two. In addition, any unvested shares issued under the Plan and subsequently repurchased by the Corporation, at the option exercise or direct issue price paid per share, pursuant to the Corporation's repurchase rights under the Plan shall be added back to the number of shares of Common Stock reserved for issuance under the Plan and shall accordingly be available for reissuance through one or more subsequent option grants or direct stock issuances under the Plan. However, should the exercise price of an option under the Plan (including any option incorporated from the Predecessor Plan) be paid with shares of Common Stock or should shares of Common Stock otherwise issuable under the Plan be withheld by the Corporation in satisfaction of the withholding taxes incurred in connection with the exercise of an option or the vesting of a stock issuance under the Plan, then the number of shares of Common Stock available for issuance under the Plan shall be reduced by the gross number of shares for which the option is exercised or which vest under the stock issuance, and not by the net number of shares of Common Stock issued to the holder of such option or stock issuance.

    D. Should any change be made to the Common Stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without the Corporation's receipt of consideration, appropriate adjustments shall be made to (i) the maximum number and/or class of securities issuable under the Plan, (ii) the maximum number and/or class of securities for which any one person may be granted options, separately exercisable stock appreciation rights and direct stock issuances per calendar year, (iii) the number and/or class of securities for which automatic option grants are to be made subsequently per

Eligible Director under the Automatic Option Grant Program and (iv) the number and/or class of securities and the exercise price per share in effect under each outstanding option (including any option incorporated from the Predecessor Plan) in order to prevent the dilution or enlargement of benefits thereunder. The adjustments determined by the Plan Administrator shall be final, binding and conclusive.

ARTICLE TWO

DISCRETIONARY OPTION GRANT PROGRAM

I. OPTION TERMS

    Each option shall be evidenced by one or more documents in the form approved by the Plan Administrator; provided, however, that each such document shall comply with the terms specified below. Each document evidencing an Incentive Option shall, in addition, be subject to the provisions of the Plan applicable to such options.

      A. EXERCISE PRICE.

        1. The exercise price per share shall be fixed by the Plan Administrator but shall not be less than one hundred percent (100%) of the Fair Market Value per share of Common Stock on the option grant date.

        2. The exercise price shall become immediately due upon exercise of the option and shall, subject to the provisions of Section I of Article Five and the documents evidencing the option, be payable in one or more of the forms specified below:

          (i) cash or check made payable to the Corporation,

          (ii) shares of Common Stock held for the requisite period necessary to avoid a charge to the Corporation's earnings for financial reporting purposes and valued at Fair Market Value on the Exercise Date, or

          (iii) to the extent the option is exercised for vested shares, through a special sale and remittance procedure pursuant to which the Optionee shall concurrently provide irrevocable written instructions to (a) a Corporation-designated brokerage firm to effect the immediate sale of the purchased shares and remit to the Corporation, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased shares plus all applicable Federal, state and local income and employment taxes required to be withheld by the Corporation by reason of such exercise and (b) the Corporation to deliver the certificates for the purchased shares directly to such brokerage firm in order to complete the sale transaction.

    Except to the extent such sale and remittance procedure is utilized, payment of the exercise price for the purchased shares must be made on the Exercise Date.

    B. EXERCISE AND TERM OF OPTIONS. Each option shall be exercisable at such time or times, during such period and for such number of shares as shall be determined by the Plan Administrator and set forth in the documents evidencing the option. However, no option shall have a term in excess of seven (7) years measured from the option grant date.

    C. EFFECT OF TERMINATION OF SERVICE.

        1. The following provisions shall govern the exercise of any options held by the Optionee at the time of cessation of Service or death:

          (i) Any option outstanding at the time of the Optionee's cessation of Service for any reason shall remain exercisable for such period of time thereafter as shall be determined by the Plan Administrator and set forth in the documents evidencing the option, but no such option shall be exercisable after the expiration of the option term.

          (ii) Any option exercisable in whole or in part by the Optionee at the time of death may be exercised subsequently by the personal representative of the Optionee's estate or by the person or persons to whom the option is transferred pursuant to the Optionee's will or in accordance with the laws of descent and distribution.

          (iii) During the applicable post-Service exercise period, the option may not be exercised in the aggregate for more than the number of vested shares for which the option is exercisable on the date of the Optionee's cessation of Service. Upon the expiration of the applicable exercise period or (if earlier) upon the expiration of the option term, the option shall terminate and cease to be outstanding for any vested shares for which the option has not been exercised. However, the option shall, immediately upon the Optionee's cessation of Service, terminate and cease to be outstanding to the extent the option is not otherwise at that time exercisable for vested shares.

          (iv) Should the Optionee's Service be terminated for Misconduct, then all outstanding options held by the Optionee shall terminate immediately and cease to be outstanding.

        2. The Plan Administrator shall have the discretion, exercisable either at the time an option is granted or at any time while the option remains outstanding, to:

          (i) extend the period of time for which the option is to remain exercisable following the Optionee's cessation of Service from the period otherwise in effect for that option to such greater period of time as the Plan Administrator shall deem appropriate, but in no event beyond the expiration date of the option term, and/or

          (ii) permit the option to be exercised, during the applicable post-Service exercise period, not only with respect to the number of vested shares of Common Stock for which such option is exercisable at the time of the Optionee's cessation of Service but also with respect to one or more additional installments in which the Optionee would have vested under the option had the Optionee continued in Service.

    D. STOCKHOLDER RIGHTS. The holder of an option shall have no stockholder rights with respect to the shares subject to the option until such person shall have exercised the option, paid the exercise price and become a holder of record of the purchased shares.

    E. REPURCHASE RIGHTS. The Plan Administrator shall have the discretion to grant options which are exercisable for unvested shares of Common Stock. Should the Optionee cease Service while holding such unvested shares, the Corporation shall have the right to repurchase, at the exercise price paid per share, any or all of those unvested shares. The terms upon which such repurchase right shall be exercisable (including the period and procedure for exercise and the appropriate vesting schedule for the purchased shares) shall be established by the Plan Administrator and set forth in the document evidencing such repurchase right.

    F. LIMITED TRANSFERABILITY OF OPTIONS. During the lifetime of the Optionee, Incentive Options shall be exercisable only by the Optionee and shall not be assignable or transferable other than by will or by the laws of descent and distribution following the Optionee's death. However, Non-Statutory Options may, in connection with the Optionee's estate plan, be assigned in whole or in part during the Optionee's lifetime to one or more members of the Optionee's immediate family or to a trust established exclusively for one or more such family members; provided, however, that unless the Plan Administrator determines otherwise in a stock option agreement, Non-Statutory Options provided to Optionees employed by the Company's European subsidiaries are not so transferable. The assigned portion may only be exercised by the person or persons who acquire a proprietary interest in the option pursuant to the assignment. The terms applicable to the assigned portion shall be the same as those in effect for the option immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Plan Administrator may deem appropriate.

II. INCENTIVE OPTIONS

    The terms specified below shall be applicable to all Incentive Options. Except as modified by the provisions of this Section II, all the provisions of Articles One, Two and Five shall be applicable to Incentive Options. Options which are specifically designated as Non-Statutory Options when issued under the Plan shall NOT be subject to the terms of this Section II.

    A. ELIGIBILITY. Incentive Options may only be granted to Employees.

    B. DOLLAR LIMITATION. The aggregate Fair Market Value of the shares of Common Stock (determined as of the respective date or dates of grant) for which one or more options granted to any Employee under the Plan (or any other option plan of the Corporation or any Parent or Subsidiary) may for the first time become exercisable as Incentive Options during any one (1) calendar year shall not exceed the sum of One Hundred Thousand Dollars ($100,000). To the extent the Employee holds two (2) or more such options which become exercisable for the first time in the same calendar year, the foregoing limitation on the exercisability of such options as Incentive Options shall be applied on the basis of the order in which such options are granted.

    C. 10% STOCKHOLDER. If any Employee to whom an Incentive Option is granted is a 10% Stockholder, then the exercise price per share shall not be less than one hundred ten percent (110%) of the Fair Market Value per share of Common Stock on the option grant date, and the option term shall not exceed five (5) years measured from the option grant date.

III. CORPORATE TRANSACTION/CHANGE IN CONTROL

    A. In the event of any Corporate Transaction, each outstanding option shall automatically accelerate so that each such option shall, immediately prior to the effective date of the Corporate Transaction, become fully exercisable with respect to the total number of shares of Common Stock at the time subject to such option and may be exercised for any or all of those shares as fully-vested shares of Common Stock. However, an outstanding option shall not so accelerate if and to the extent: (i) such option is, in connection with the Corporate Transaction, to be assumed by the successor corporation (or parent thereof) or (ii) such option is to be replaced with a cash incentive program of the successor corporation which preserves the spread existing on the unvested option shares at the time of the Corporate Transaction and provides for subsequent payout in accordance with the same vesting schedule applicable to such option.

    B. All outstanding repurchase rights shall also terminate automatically, and the shares of Common Stock subject to those terminated rights shall immediately vest in full, in the event of any Corporate Transaction, except to the extent those repurchase rights are to be assigned to the successor corporation (or parent thereof) in connection with such Corporate Transaction.

    C. The Plan Administrator shall have the discretion, exercisable either at the time the option is granted or at any time while the option remains outstanding, to provide for the automatic acceleration of one or more outstanding options (and the automatic termination of one or more outstanding repurchase rights with the immediate vesting of the shares of Common Stock subject to those rights) upon the occurrence of a Corporate Transaction, whether or not those options are to be assumed (or those repurchase rights are to be assigned) in the Corporate Transaction.

    D. Immediately following the consummation of the Corporate Transaction, all outstanding options shall terminate and cease to be outstanding, except to the extent assumed by the successor corporation (or parent thereof).

    E. Each option which is assumed in connection with a Corporate Transaction shall be appropriately adjusted, immediately after such Corporate Transaction, to apply to the number and class of securities which would have been issuable to the Optionee in consummation of such Corporate Transaction had the option been exercised immediately prior to such Corporate Transaction. Appropriate adjustments shall also be made to (i) the number and class of securities available for issuance under the Plan following the consummation of such Corporate Transaction, (ii) the exercise price payable per share under each outstanding option, provided the aggregate exercise price payable for such securities shall remain the same and (iii) the maximum number and/or class of securities for which any one person may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances under the Plan per calendar year.

    F. The Plan Administrator shall have full power and authority to grant options under the Discretionary Option Grant Program which will automatically accelerate in whole or in part should the Optionee's Service subsequently terminate by reason of an Involuntary Termination within a designated period (not to exceed twelve (12) months) following the effective date of any Corporate Transaction in which those options are assumed or replaced and do not otherwise accelerate. Any options so accelerated shall remain exercisable for fully-vested shares until the EARLIER of (i) the expiration of the option term or (ii) the expiration of the one (1)-year period measured from the effective date of the Involuntary Termination. In addition, the Plan Administrator may provide that one or more of the Corporation's outstanding repurchase rights with respect to shares held by the Optionee at the time of such Involuntary Termination shall immediately terminate in whole or in part, and the shares subject to those terminated rights shall accordingly vest.

    G. The Plan Administrator shall have full power and authority to grant options under the Discretionary Option Grant Program which will automatically accelerate in whole or in part should the Optionee's Service subsequently terminate by reason of an Involuntary Termination within a designated period (not to exceed twelve (12) months) following the effective date of any Change in Control. Each option so accelerated shall remain exercisable for fully-vested shares until the EARLIER of (i) the expiration of the option term or (ii) the expiration of the one (1)-year period measured from the effective date of the Involuntary Termination. In addition, the Plan Administrator may provide that one or more of the Corporation's outstanding repurchase rights with respect to shares held by the Optionee at the time of such Involuntary Termination shall immediately terminate in whole or in part, and the shares subject to those terminated rights shall accordingly vest.

    H. The portion of any Incentive Option accelerated in connection with a Corporate Transaction or Change in Control shall remain exercisable as an Incentive Option only to the extent the applicable One Hundred Thousand Dollar ($100,000) limitation is not exceeded. To the extent such dollar limitation is exceeded, the accelerated portion of such option shall be exercisable as a Non-Statutory Option under the Federal tax laws.

    I. The grant of options under the Discretionary Option Grant Program shall in no way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

IV. CANCELLATION AND REGRANT OF OPTIONS

    The Plan Administrator shall have the authority to effect, at any time, and from time to time, with the consent of the affected option holders the cancellation of any or all outstanding options under the Discretionary Option Grant Program (including outstanding options incorporated from the Predecessor Plan) and to grant in substitution new options covering the same or different number of shares of Common Stock but with an exercise price per share based on the Fair Market Value per share of Common Stock on the new grant date. However, any repricing of stock options, effected either by reducing the exercise price of outstanding options or canceling outstanding options and granting replacement options with a lower exercise price, shall require the approval of the holders of a majority of the Corporation's voting shares, with the sole exception of that certain exchange offer to be commenced as soon as is reasonably practicable following May 17, 2001, pursuant to which holders of options to purchase a maximum of 6,500,000 shares of the Corporation's Common Stock, shall be offered the opportunity to elect to cancel such options (the "Cancelled Options"), in exchange for the grant of replacement options to purchase 0.85 shares of the Corporation's Common Stock for each share under the Cancelled Options (the "Replacement Options"), with such Replacement Options to be granted no less than six months and one day following the cancellation of the Cancelled Options, at a price equal to the fair market value of the Corporation's Common Stock on such date of grant. Each Replacement Option will have a term equal to the lesser of (i) the remaining term of the Cancelled Option, or (ii) seven (7) years. The vesting commencement date and vesting schedule for each Replacement Option will be the same as for the Cancelled Option which it replaces, subject to adjustment for any shares previously exercised. Executive Officers and Directors of the Corporation shall not participate in this exchange offer, and this exchange offer will be structured so that the Corporation avoids incurring financial accounting charges.

V. STOCK APPRECIATION RIGHTS

    A. The Plan Administrator shall have full power and authority to grant to selected Optionees tandem stock appreciation rights and/or limited stock appreciation rights.

    B. The following terms shall govern the grant and exercise of tandem stock appreciation rights:

          (i) One or more Optionees may be granted the right, exercisable upon such terms as the Plan Administrator may establish, to elect between the exercise of the underlying option for shares of Common Stock and the surrender of that option in exchange for a distribution from the Corporation in an amount equal to the excess of (a) the Fair Market Value (on the option surrender date) of the number of shares in which the Optionee is at the time vested under the surrendered option (or surrendered portion thereof) over (b) the aggregate exercise price payable for such shares.

          (ii) No such option surrender shall be effective unless it is approved by the Plan Administrator. If the surrender is so approved, then the distribution to which the Optionee shall be entitled may be made in shares of Common Stock valued at Fair Market Value on the option surrender date, in cash, or partly in shares and partly in cash, as the Plan Administrator shall in its sole discretion deem appropriate.

          (iii) If the surrender of an option is rejected by the Plan Administrator, then the Optionee shall retain whatever rights the Optionee had under the surrendered option (or surrendered portion thereof) on the option surrender date and may exercise such rights at any time prior to the LATER of (a) five (5) business days after the receipt of the rejection notice or (b) the last day on which the option is otherwise exercisable in accordance with the terms of the documents evidencing such option, but in no event may such rights be exercised more than ten (10) years after the option grant date.

    C. The following terms shall govern the grant and exercise of limited stock appreciation rights:

          (i) One or more Section 16 Insiders may be granted limited stock appreciation rights with respect to their outstanding options.

          (ii) Upon the occurrence of a Hostile Take-Over, each individual holding one or more options with such a limited stock appreciation right shall have the unconditional right (exercisable for a thirty (30)-day period following such Hostile Take-Over) to surrender each such option to the Corporation, to the extent the option is at the time exercisable for vested shares of Common Stock. In return for the surrendered option, the Optionee shall receive a cash distribution from the Corporation in an amount equal to the excess of (A) the Take-Over Price of the shares of Common Stock which are at the time vested under each surrendered option (or surrendered portion thereof) over (B) the aggregate exercise price payable for such shares. Such cash distribution shall be paid within five (5) days following the option surrender date.

          (iii) The Plan Administrator shall pre-approve, at the time the limited stock appreciation right is granted, the subsequent exercise of that right in accordance with the terms of the grant and the provisions of this Section V.C. No additional approval of the Plan Administrator or the Board shall be required at the time of the actual option surrender and cash distribution.

          (iv) The balance of the option (if any) shall continue in full force and effect in accordance with the documents evidencing such option.

ARTICLE THREE

STOCK ISSUANCE PROGRAM

I. STOCK ISSUANCE TERMS

    Shares of Common Stock may be issued under the Stock Issuance Program through direct and immediate issuances without any intervening option grants. Each such stock issuance shall be evidenced by a Stock Issuance Agreement which complies with the terms specified below.

    A. PURCHASE PRICE.

      1. The purchase price per share shall be fixed by the Plan Administrator, but shall not be less than one hundred percent (100%) of the Fair Market Value per share of Common Stock on the issuance date.

      2. Subject to the provisions of Section I of Article Five, shares of Common Stock may be issued under the Stock Issuance Program for any of the following items of consideration which the Plan Administrator may deem appropriate in each individual instance:

          (i) cash or check made payable to the Corporation, or

          (ii) past services rendered to the Corporation (or any Parent or Subsidiary).

    B. VESTING PROVISIONS.

      1. Shares of Common Stock issued under the Stock Issuance Program may, in the discretion of the Plan Administrator, be fully and immediately vested upon issuance or may vest in one or more installments over the Participant's period of Service or upon attainment of specified performance objectives. The elements of the vesting schedule applicable to any unvested shares of Common Stock issued under the Stock Issuance Program, namely:

          (i) the Service period to be completed by the Participant or the performance objectives to be attained,

          (ii) the number of installments in which the shares are to vest,

          (iii) the interval or intervals (if any) which are to lapse between installments, and

          (iv) the effect which death, Permanent Disability or other event designated by the Plan Administrator is to have upon the vesting schedule, shall be determined by the Plan Administrator and incorporated into the Stock Issuance Agreement.

      2. Any new, substituted or additional securities or other property including money paid other than as a regular cash dividend) which the Participant may have the right to receive with respect to the Participant's unvested shares of Common Stock by reason of any stock dividend, stock split, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without the Corporation's receipt of consideration shall be issued subject to (i) the same vesting requirements applicable to the Participant's unvested shares of Common Stock and (ii) such escrow arrangements as the Plan Administrator shall deem appropriate.

      3. The Participant shall have full stockholder rights with respect to any shares of Common Stock issued to the Participant under the Stock Issuance Program, whether or not the Participant's interest in those shares is vested. Accordingly, the Participant shall have the right to vote such shares and to receive any regular cash dividends paid on such shares.

      4. Should the Participant cease to remain in Service while holding one or more unvested shares of Common Stock issued under the Stock Issuance Program or should the performance objectives not be attained with respect to one or more such unvested shares of Common Stock, then those shares shall be immediately surrendered to the Corporation for cancellation, and the Participant shall have no further stockholder rights with respect to those shares. To the extent the surrendered shares were previously issued to the Participant for consideration paid in cash or cash equivalent (including the Participant's purchase-money indebtedness), the Corporation shall repay to the Participant the cash consideration paid for the surrendered shares and shall cancel the unpaid principal balance of any outstanding purchase-money note of the Participant attributable to the surrendered shares.

      5. The Plan Administrator may in its discretion waive the surrender and cancellation of one or more unvested shares of Common Stock (or other assets attributable thereto) which would otherwise occur upon the cessation of the Participant's Service or the non-attainment of the performance objectives applicable to those shares. Such waiver shall result in the immediate vesting of the Participant's interest in the shares of Common Stock as to which the waiver applies. Such waiver may be effected at any time, whether before or after the Participant's cessation of Service or the attainment or non-attainment of the applicable performance objectives.

II. CORPORATE TRANSACTION/CHANGE IN CONTROL

    A. All of the Corporation's outstanding repurchase/cancellation rights under the Stock Issuance Program shall terminate automatically, and all the shares of Common Stock subject to those terminated rights shall immediately vest in full, in the event of any Corporate Transaction, except to the extent those repurchase/cancellation rights are to be assigned to the successor corporation (or parent thereof) in connection with such Corporate Transaction.

    B. The Plan Administrator shall have the discretionary authority, exercisable either at the time the unvested shares are issued or any time while the Corporation's repurchase/cancellation rights remain outstanding under the Stock Issuance Program, to provide that those rights shall automatically terminate in whole or in part, and the shares of Common Stock subject to those terminated rights shall immediately vest, in the event the Participant's Service should subsequently terminate by reason of an Involuntary Termination within a designated period (not to exceed twelve (12) months) following the effective date of any Corporate Transaction in which those repurchase/cancellation rights are assigned to the successor corporation (or parent thereof).

    C. The Plan Administrator shall have the discretionary authority, exercisable either at the time the unvested shares are issued or any time while the Corporation's repurchase/cancellation rights remain outstanding under the Stock Issuance Program, to provide that those rights shall automatically terminate in whole or in part, and the shares of Common Stock subject to those terminated rights shall immediately vest, in the event the Participant's Service should subsequently terminate by reason of an Involuntary Termination within a designated period (not to exceed twelve (12) months) following the effective date of any Change in Control.

III. SHARE ESCROW/LEGENDS

    Unvested shares may, in the Plan Administrator's discretion, be held in escrow by the Corporation until the Participant's interest in such shares vests or may be issued directly to the Participant with restrictive legends on the certificates evidencing those unvested shares.

ARTICLE FOUR

AUTOMATIC OPTION GRANT PROGRAM

I. OPTION TERMS

      A. GRANT DATES. Option grants shall be made on the dates specified below:

        1. On the date of each Annual Stockholders Meeting held after October 26, 1999, each non-employee member of the Board who is to continue to serve on the Board (an "Eligible Director"), whether or not that Eligible Director is standing for re-election to the Board at that particular Annual Meeting, shall automatically be granted a Non-Statutory Option to purchase an amount equal to 30,000 shares of Common Stock. There shall be no limit on the number of such option grants any one Eligible Director may receive over his or her period of Board service, and Eligible Directors who have previously been in the employ of the Corporation (or any Parent or Subsidiary) or who have otherwise received a stock option grant from the Corporation shall be eligible to receive such option grants over their period of continued Board service. Each individual serving as a non-employee Board member shall, upon the date such individual joins the Board of Directors, be automatically granted on such date a non-statutory option to purchase 30,000 shares if joining between January 27, 1999 and May 17, 2001 or 60,000 shares if joining on or after May 17, 2001 (a "Primary Grant"), provided such individual (i) had not previously been in the employ of the Corporation (or any parent or Subsidiary) and (ii) had not otherwise received a prior stock option grant from the Corporation.

        2. Each Eligible Director on October 26, 1999 shall automatically be granted a Non-Statutory Option to purchase a number of shares of Common Stock equal to (x) 30,000 minus (y) the number of shares of Common Stock Options granted to such individual since the prior Annual Stockholders Meeting and including the grant at such meeting (the "Interim Option").

        3. Each individual serving as a non-employee Board member on the Underwriting Date and each Eligible Director elected to the Board prior to January 26, 1999 was automatically granted, on such date, a Non-Statutory Option to purchase 40,000 shares of Common Stock (an "Initial Grant"), provided such individual (i) had not previously been in the employ of the Corporation (or any Parent or Subsidiary) and (ii) had not otherwise received a prior stock option grant from the Corporation, except that prior to the 1998 Annual Meeting such Initial grant was for 32,000 shares instead of 40,000. On every Annual Shareholder Meeting after the Underwriting Date but on or prior to January 26, 1999, each Eligible Director was granted a Non-Statutory Option for 10,000 shares of Common Stock, provided such individual was an Eligible Director for at least six (6) months, except that prior to the 1998 Annual Meeting, such option was to purchase 8,000 shares, not 10,000. After January 26, 1999 and prior to October 26, 1999, Eligible Directors were granted a Non-Statutory Option to purchase 7,500 shares of Common Stock on the date of each Annual Shareholders Meeting and grants of Non-Statutory Options to purchase 7,500 shares of Common Stock on the next three (3) three (3) month anniversaries following each applicable Annual Shareholders Meeting. The automatic annual grant of 30,000 shares of Common Stock is intended to replace these previous automatic quarterly grants.

    B. EXERCISE PRICE.

      1. The exercise price per share for any option grant under this Article Four shall be equal to one hundred percent (100%) of the Fair Market Value per share of Common Stock on the option grant date.

      2. The exercise price shall be payable in one or more of the alternative forms authorized under the Discretionary Option Grant Program. Except to the extent the sale and remittance procedure specified thereunder is utilized, payment of the exercise price for the purchased shares must be made on the Exercise Date.

    C. OPTION TERM. Each option granted on or after May 17, 2001 shall have a term of seven (7) years measured from the grant date. Each option granted between October 26, 1999 and May 17, 2001 shall have a term of five (5) years measured from the grant date. The Interim Option shall have a term of five (5) years from the date of the 1999 Annual Stockholders Meeting. Each option granted on or after January 26, 1999 and on or before October 26, 1999 shall have a term of two (2) years measured from the option grant date. Each option granted prior to January 26, 1999 shall have a term of ten (10) years from its date of grant.

    D. EXERCISE AND VESTING OF OPTIONS. Automatic option grants made on the date of each Annual Stockholders Meeting held on or after May 17, 2001 shall vest and become exercisable in a series of four (4) successive equal annual installments over the Optionee's period of continued service as a Board member, with the first such installment to vest upon the Optionee's completion of one (1) year of Board service measured from the option grant date. Automatic option grants made on the date of each Annual Stockholders Meeting held on or after October 26, 1999 and prior to May 17, 2001 shall vest and become exercisable on the first anniversary of their grant date, provided the Optionee remains a Board member on such date. Each Interim Option shall vest and become exercisable on the first anniversary of the 1999 Annual Shareholders Meeting, provided the Optionee remains a Board member on such date. Each option granted on or after January 26, 1999 and on or before October 26, 1999 shall be fully vested and immediately exercisable on the option grant date for any or all of the option shares. Any shares purchased under an option granted prior to January 26, 1999 shall be subject to repurchase by the Corporation, at the exercise price paid per share, upon the Optionee's cessation of Board service prior to vesting in those shares. Each Initial Grant and each

Primary Grant shall vest, and the Corporation's repurchase right shall lapse, in a series of four (4) successive equal annual installments over the Optionee's period of continued service as a Board member, with the first such installment to vest upon the Optionee's completion of one (1) year of Board service measured from the option grant date. With respect to annual share grants made prior to January 26, 1999, such options shall vest, and the Corporation's repurchase right shall lapse, in two (2) successive equal annual installments over the Optionee's period of continued service as a Board member, with the first such installment to vest upon the Optionee's completion of one (1) year of Board service measured from the option grant date.

    E. EFFECT OF TERMINATION OF BOARD SERVICE. The following provisions shall govern the exercise of any options held by the Optionee at the time the Optionee ceases to serve as a Board member:

          (i) The Optionee (or, in the event of Optionee's death, the personal representative of the Optionee's estate or the person or persons to whom the option is transferred pursuant to the Optionee's will or in accordance with the laws of descent and distribution) shall have a twelve (12)-month period following the date of such cessation of Board service in which to exercise each such option; provided, however, in no event shall the option be exercised later than the option term provided in such option.

          (ii) During the twelve (12)-month exercise period, the option may not be exercised in the aggregate for more than the number of vested shares of Common Stock for which the option is exercisable at the time of the Optionee's cessation of Board service.

          (iii) Should the Optionee cease to serve as a Board member by reason of death or Permanent Disability, then all shares at the time subject to the option shall immediately vest so that such option may, during the twelve (12)-month exercise period following such cessation of Board service, be exercised for all or any portion of those shares as fully-vested shares of Common Stock.

          (iv) In no event shall the option remain exercisable after the expiration of the option term. Upon the expiration of the twelve (12)-month exercise period or (if earlier) upon the expiration of the option term, the option shall terminate and cease to be outstanding for any vested shares for which the option has not been exercised. However, the option shall, immediately upon the Optionee's cessation of Board service for any reason other than death or Permanent Disability, terminate and cease to be outstanding to the extent the option is not otherwise at that time exercisable for vested shares.

II. CORPORATE TRANSACTION/CHANGE IN CONTROL/HOSTILE TAKE-OVER

    A. In the event of any Corporate Transaction, the shares of Common Stock at the time subject to each outstanding option but not otherwise vested shall automatically vest in full so that each such option shall, immediately prior to the effective date of the Corporate Transaction, become fully exercisable for all of the shares of Common Stock at the time subject to such option and may be exercised for all or any portion of those shares as fully-vested shares of Common Stock. Immediately following the consummation of the Corporate Transaction, each automatic option grant shall terminate and cease to be outstanding, except to the extent assumed by the successor corporation (or parent thereof).

    B. In connection with any Change in Control, the shares of Common Stock at the time subject to each outstanding option but not otherwise vested shall automatically vest in full so that each such option shall, immediately prior to the effective date of the Change in Control, become fully exercisable for all of the shares of Common Stock at the time subject to such option and may be exercised for all or any portion of those shares as fully-vested shares of Common Stock. Each such option shall remain exercisable for such fully-vested option shares until the expiration or sooner termination of the option term or the surrender of the option in connection with a Hostile Take-Over.

    C. Upon the occurrence of a Hostile Take-Over, the Optionee shall have a thirty (30)-day period in which to surrender to the Corporation each automatic option held by him or her. The Optionee shall in return be entitled to a cash distribution from the Corporation in an amount equal to the excess of (i) the Take-Over Price of the shares of Common Stock at the time subject to the surrendered option (whether or not the Optionee is otherwise at the time vested in those shares) over (ii) the aggregate exercise price payable for such shares. Such cash distribution shall be paid within five (5) days following the surrender of the option to the Corporation.

    D. Each option which is assumed in connection with a Corporate Transaction shall be appropriately adjusted, immediately after such Corporate Transaction, to apply to the number and class of securities which would have been issuable to the Optionee in consummation of such Corporate Transaction had the option been exercised immediately prior to such Corporate Transaction. Appropriate adjustments shall also be made to the exercise price payable per share under each outstanding option, provided the aggregate exercise price payable for such securities shall remain the same.

    E. The grant of options under the Automatic Option Grant Program shall in no way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

III. REMAINING TERMS

    The remaining terms of each option granted under the Automatic Option Grant Program shall be the same as the terms in effect for option grants made under the Discretionary Option Grant Program.

ARTICLE FIVE

MISCELLANEOUS

I.
FINANCING

    A. The Plan Administrator may permit any Optionee or Participant to pay the option exercise price under the Discretionary Option Grant Program or the purchase price of shares issued under the Stock Issuance Program by delivering a promissory note payable in one or more installments. The terms of any such promissory note (including the interest rate and the terms of repayment) shall be established by the Plan Administrator in its sole discretion. Promissory notes may be authorized with or without security or collateral. In all events, the maximum credit available to the Optionee or Participant may not exceed the sum of (i) the aggregate option exercise price or purchase price payable for the purchased shares plus (ii) any Federal, state and local income and employment tax liability incurred by the Optionee or the Participant in connection with the option exercise or share purchase.

    B. The Plan Administrator may, in its discretion, determine that one or more such promissory notes shall be subject to forgiveness by the Corporation in whole or in part upon such terms as the Plan Administrator may deem appropriate.

II. TAX WITHHOLDING

    A. The Corporation's obligation to deliver shares of Common Stock upon the exercise of stock options or stock appreciation rights or upon the issuance or vesting of such shares under the Plan shall be subject to the satisfaction of all applicable Federal, state and local income and employment tax withholding requirements.

    B. The Plan Administrator may, in its discretion, provide any or all holders of Non-Statutory Options or unvested shares of Common Stock under the Plan (other than the options granted or the shares issued under the Automatic Option Grant Program) with the right to use shares of Common Stock in satisfaction of all or part of the Taxes incurred by such holders in connection with the exercise of their options or the vesting of their shares. Such right may be provided to any such holder in either or both of the following formats:

        (i) STOCK WITHHOLDING: The election to have the Corporation withhold, from the shares of Common Stock otherwise issuable upon the exercise of such Non-Statutory Option or the vesting of such shares, a portion of those shares with an aggregate Fair Market Value equal to the percentage of the Taxes (not to exceed one hundred percent (100%)) designated by the holder.

        (ii) STOCK DELIVERY: The election to deliver to the Corporation, at the time the Non-Statutory Option is exercised or the shares vest, one or more shares of Common Stock previously acquired by such holder (other than in connection with the option exercise or share vesting triggering the Taxes) with an aggregate Fair Market Value equal to the percentage of the Taxes (not to exceed one hundred percent (100%)) designated by the holder.

III.
EFFECTIVE DATE AND TERM OF THE PLAN

    A. The Plan became effective with respect to the Discretionary Option Grant and the Stock Issuance Programs immediately upon the Plan Effective Date. The Automatic Option Grant Program under the Plan became effective on the Underwriting Date. Options may be granted under the Discretionary Option Grant Program at any time on or after the Plan Effective Date. In addition, the initial option grants under the Automatic Option Grant Program were made on the Underwriting Date to each Eligible Director at that time.

    B. The Plan shall serve as the successor to the Predecessor Plan, and no further option grants or direct stock issuances shall be made under the Predecessor Plan after the Plan Effective Date. All options outstanding under the Predecessor Plan as of such date shall be incorporated into the Plan at that time and shall be treated as outstanding options under the Plan.

      However, each outstanding option so incorporated shall continue to be governed solely by the terms of the documents evidencing such option, and no provision of the Plan shall be deemed to affect or otherwise modify the rights or obligations of the holders of such incorporated options with respect to their acquisition of shares of Common Stock.

    C. One or more provisions of the Plan, including (without limitation) the option/vesting acceleration provisions of Article Two relating to Corporate Transactions and Changes in Control, may, in the Plan Administrator's discretion, be extended to one or more options incorporated from the Predecessor Plan which do not otherwise contain such provisions.

    D. The Plan shall terminate upon the earliest of (i) December 31, 2005, (ii) the date on which all shares available for issuance under the Plan shall have been issued pursuant to the exercise of the options or the issuance of shares (whether vested or unvested) under the Plan or (iii) the termination of all outstanding options in connection with a Corporate Transaction. Upon such Plan termination, all outstanding stock options and unvested stock issuances shall continue to have force and effect in accordance with the provisions of the documents evidencing such options or issuances.

IV.
AMENDMENT OF THE PLAN

    A. The Board shall have complete and exclusive power and authority to amend or modify the Plan in any or all respects. However, no such amendment or modification shall adversely affect any rights and obligations with respect to options, stock appreciation rights or unvested stock issuances at the time outstanding under the Plan unless the Optionee or the Participant consents to such amendment or modification. In addition, certain amendments may require stockholder approval pursuant to applicable laws or regulations.

    B. Options to purchase shares of Common Stock may be granted under the Discretionary Option Grant Program and shares of Common Stock may be issued under the Stock Issuance Program that are in each instance in excess of the number of shares then available for issuance under the Plan, provided any excess shares actually issued under those programs are held in escrow until there is obtained stockholder approval of an amendment sufficiently increasing the number of shares of Common Stock available for issuance under the Plan. If such stockholder approval is not obtained within twelve (12) months after the date the first such excess grants or issuances are made, then (i) any unexercised options granted on the basis of such excess shares shall terminate and cease to be outstanding and (ii) the Corporation shall promptly refund to the Optionees and the Participants the exercise or purchase price paid for any excess shares issued under the Plan and held in escrow, together with interest (at the applicable Short-Term Federal Rate) for the period the shares were held in escrow, and such shares shall thereupon be automatically canceled and cease to be outstanding.

V. USE OF PROCEEDS

    Any cash proceeds received by the Corporation from the sale of shares of Common Stock under the Plan shall be used for general corporate purposes.

VI.REGULATORY APPROVALS

    A. The implementation of the Plan, the granting of any option or stock appreciation right under the Plan and the issuance of any shares of Common Stock (i) upon the exercise of any option or stock appreciation right or (ii) under the Stock Issuance Program shall be subject to the Corporation's procurement of all approvals and permits required by regulatory authorities having jurisdiction over the Plan, the options and stock appreciation rights granted under it and the shares of Common Stock issued pursuant to it.

    B. No shares of Common Stock or other assets shall be issued or delivered under the Plan unless and until there shall have been compliance with all applicable requirements of Federal and state securities laws, including the filing and effectiveness of the Form S-8 registration statement for the shares of Common Stock issuable under the Plan, and all applicable listing requirements of any stock exchange (or the Nasdaq National Market, if applicable) on which Common Stock is then listed for trading.

VII. NO EMPLOYMENT/SERVICE RIGHTS

    Nothing in the Plan shall confer upon the Optionee or the Participant any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Corporation (or any Parent or Subsidiary employing or retaining such person) or of the Optionee or the Participant, which rights are hereby expressly reserved by each, to terminate such person's Service at any time for any reason, with or without cause.

APPENDIX

    The following definitions shall be in effect under the Plan:

    A. AUTOMATIC OPTION GRANT PROGRAM shall mean the automatic option grant program in effect under the Plan.

    B. BOARD shall mean the Corporation's Board of Directors.

    C. CHANGE IN CONTROL shall mean a change in ownership or control of the Corporation effected through either of the following transactions:

        (i) the acquisition, directly or indirectly, by any person or related group of persons (other than the Corporation or a person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation), of beneficial ownership (within the meaning of Rule 13d-3 of the 1934 Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities pursuant to a tender or exchange offer made directly to the Corporation's stockholders, or

        (ii) a change in the composition of the Board over a period of thirty-six (36) consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (A) have been Board members continuously since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (A) who were still in office at the time the Board approved such election or nomination.

    D. CODE shall mean the Internal Revenue Code of 1986, as amended.

    E. COMMON STOCK shall mean the Corporation's common stock.

    F. CORPORATE TRANSACTION shall mean either of the following stockholder-approved transactions to which the Corporation is a party:

        (i) a merger or consolidation in which securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction; or

        (ii) the sale, transfer or other disposition of all or substantially all of the Corporation's assets in complete liquidation or dissolution of the Corporation.

    G. CORPORATION shall mean Polycom, Inc., a Delaware corporation, and any corporate successor to all or substantially all of the assets or voting stock of Polycom, Inc. which shall by appropriate action adopt the Plan.

    H. DISCRETIONARY OPTION GRANT PROGRAM shall mean the discretionary option grant program in effect under the Plan.

    I. ELIGIBLE DIRECTOR shall mean a non-employee Board member eligible to participate in the Automatic Option Grant Program in accordance with the eligibility provisions of Article One.

    J. EMPLOYEE shall mean an individual who is in the employ of the Corporation (or any Parent or Subsidiary), subject to the control and direction of the employer entity as to both the work to be performed and the manner and method of performance.

    K. EXERCISE DATE shall mean the date on which the Corporation shall have received written notice of the option exercise.

    L. FAIR MARKET VALUE per share of Common Stock on any relevant date shall be determined in accordance with the following provisions:

        (i) If the Common Stock is at the time traded on the Nasdaq National Market, then the Fair Market Value shall be the closing selling price per share of Common Stock on the date in question, as such price is reported by the National Association of Securities Dealers on the Nasdaq National Market or any successor system. If there is no closing selling price for the

    Common Stock on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

        (ii) If the Common Stock is at the time listed on any Stock Exchange, then the Fair Market Value shall be the closing selling price per share of Common Stock on the date in question on the Stock Exchange determined by the Plan Administrator to be the primary market for the Common Stock, as such price is officially quoted in the composite tape of transactions on such exchange. If there is no closing selling price for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

        (iii) For purposes of any option grants made on the Underwriting Date, the Fair Market Value shall be deemed to be equal to the price per share at which the Common Stock is to be sold in the initial public offering pursuant to the Underwriting Agreement.

        (iv) For purposes of any option grants made prior to the Underwriting Date, the Fair Market Value shall be determined by the Plan Administrator, taking into account such factors as it deems appropriate.

    M. HOSTILE TAKE-OVER shall mean a change in ownership of the Corporation effected through the direct or indirect acquisition by any person or related group of persons (other than the Corporation or a person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation) of beneficial ownership (within the meaning of Rule 13d-3 of the 1934 Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities pursuant to a tender or exchange offer made directly to the Corporation's stockholders which the Board does not recommend such stockholders to accept.

    N. INCENTIVE OPTION shall mean an option which satisfies the requirements of Code Section 422.

    O. INVOLUNTARY TERMINATION shall mean the termination of the Service of any individual which occurs by reason of:

        (i) such individual's involuntary dismissal or discharge by the Corporation for reasons other than Misconduct, or

        (ii) such individual's voluntary resignation following (A) a change in his or her position with the Corporation which materially reduces his or her level of responsibility, (B) a reduction in his or her level of compensation (including base salary, fringe benefits and participation in corporate-performance based bonus or incentive programs) by more than fifteen percent (15%) or (C) a relocation of such individual's place of employment by more than fifty (50) miles, provided and only if such change, reduction or relocation is effected by the Corporation without the individual's consent.

    P. MISCONDUCT shall mean the commission of any act of fraud, embezzlement or dishonesty by the Optionee or Participant, any unauthorized use or disclosure by such person of confidential information or trade secrets of the Corporation (or any Parent or Subsidiary), or any other intentional misconduct by such person adversely affecting the business or affairs of the Corporation (or any Parent or Subsidiary) in a material manner. The foregoing definition shall not be deemed to be inclusive of all the acts or omissions which the Corporation (or any Parent or Subsidiary) may consider as grounds for the dismissal or discharge of any Optionee, Participant or other person in the Service of the Corporation (or any Parent or Subsidiary).

    Q. 1934 ACT shall mean the Securities Exchange Act of 1934, as amended.

    R. NON-STATUTORY OPTION shall mean an option not intended to satisfy the requirements of Code Section 422.

    S. OPTIONEE shall mean any person to whom an option is granted under the Discretionary Option Grant or Automatic Option Grant Program.

    T. PARENT shall mean any corporation (other than the Corporation) in an unbroken chain of corporations ending with the Corporation, provided each corporation in the unbroken chain (other than the Corporation) owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

    U. PARTICIPANT shall mean any person who is issued shares of Common Stock under the Stock Issuance Program.

    V. PERMANENT DISABILITY OR PERMANENTLY DISABLED shall mean the inability of the Optionee or the Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment expected to result in death or to be of continuous duration of twelve (12) months or more. However, solely for the purposes of the Automatic Option Grant Program, Permanent Disability or Permanently Disabled shall mean the inability of the non-employee Board member to perform his or her usual duties as a Board member by reason of any medically determinable physical or mental impairment expected to result in death or to be of continuous duration of twelve (12) months or more.

    W. PLAN shall mean the Corporation's 1996 Stock Incentive Plan, as set forth in this document.

    X. PLAN ADMINISTRATOR shall mean the particular entity, whether the Board, the Primary Committee or the Secondary Committee, which is authorized to administer the Discretionary Option Grant and Stock Issuance Programs with respect to one or more classes of eligible persons, to the extent such entity is carrying out its administrative functions under those programs with respect to the persons under its jurisdiction.

    Y. PLAN EFFECTIVE DATE shall mean March 5, 1996, the date on which the Plan was adopted by the Board.

    Z. PREDECESSOR PLAN shall mean the Corporation's existing 1991 Stock Option Plan.

    AA. PRIMARY COMMITTEE shall mean the committee of two (2) or more non-employee Board members appointed by the Board to administer the Discretionary Option Grant and Stock Issuance Programs with respect to Section 16 Insiders.

    AB. SECONDARY COMMITTEE shall mean a committee of at least one (1) Board member appointed by the Board to administer the Discretionary Option Grant and Stock Issuance Programs with respect to eligible persons other than Section 16 Insiders.

    AC. SECTION 12(g) REGISTRATION DATE shall mean the date on which the Common Stock was first registered under Section 12(g) of the 1934 Act.

    AD. SECTION 16 INSIDER shall mean an officer or director of the Corporation subject to the short-swing profit liabilities of Section 16 of the 1934 Act.

    AE. SERVICE shall mean the provision of services to the Corporation (or any Parent or Subsidiary) by a person in the capacity of an Employee, a non-employee member of the board of directors or a consultant or independent advisor, except to the extent otherwise specifically provided in the documents evidencing the option grant or stock issuance.

    AF. STOCK EXCHANGE shall mean either the American Stock Exchange or the New York Stock Exchange.

    AG. STOCK ISSUANCE AGREEMENT shall mean the agreement entered into by the Corporation and the Participant at the time of issuance of shares of Common Stock under the Stock Issuance Program.

    AH. STOCK ISSUANCE PROGRAM shall mean the stock issuance program in effect under the Plan.

    AI. SUBSIDIARY shall mean any corporation (other than the Corporation) in an unbroken chain of corporations beginning with the Corporation, provided each corporation (other than the last corporation) in the unbroken chain owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

    AJ. TAKE-OVER PRICE shall mean the GREATER of (i) the Fair Market Value per share of Common Stock on the date the option is surrendered to the Corporation in connection with a Hostile Take-Over or (ii) the highest reported price per share of Common Stock paid by the tender offeror in effecting such Hostile Take-Over. However, if the surrendered option is an Incentive Option, the Take-Over Price shall not exceed the clause (i) price per share.

    AK. TAXES shall mean the Federal, state and local income and employment tax liabilities incurred by the holder of Non-Statutory Options or unvested shares of Common Stock in connection with the exercise of those options or the vesting of those shares.

    AL. 10% STOCKHOLDER shall mean the owner of stock (as determined under Code Section 424(d)) possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation (or any Parent or Subsidiary).

    AM. UNDERWRITING AGREEMENT shall mean the agreement between the Corporation and the underwriter or underwriters managing the initial public offering of the Common Stock.

    AN. UNDERWRITING DATE shall mean April 29, 1996, the date on which the Underwriting Agreement was executed and priced in connection with an initial public offering of the Common Stock.

PROXY

POLYCOM, INC.
ANNUAL MEETING OF STOCKHOLDERS, MAY 17, 2001

THIS PROXY IS SOLICITED ON BEHALF OF THE
BOARD OF DIRECTORS OF POLYCOM, INC.

    PROXY—The undersigned stockholder of Polycom, Inc., a Delaware corporation, hereby acknowledges receipt of the 2000 Annual Report to Stockholders and the Notice of Annual Meeting of Stockholders and the Proxy Statement, each dated April 17, 2001, for the Annual Meeting of Stockholders of Polycom, Inc. to be held on May 17, 2001 at 10:00 a.m., local time at Polycom, Inc.'s headquarters facilities and revoking all prior proxies, hereby appoints Robert C. Hagerty and Michael R. Kourey, and each of them, as proxies and attorneys-in-fact, each with full power of substitution, and to represent and to vote, as designated on the reverse side, all shares of Common Stock of Polycom, Inc. held of record by the undersigned on March 26, 2001 at the Annual Meeting to be held on May 17, 2001, or any postponement or adjournment thereof.

The Board of Directors recommends a vote FOR the election of directors and proposals 2, 3, 4 and 5.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

Please mark votes as in this example [X]

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED STOCKHOLDER(S). IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS AND FOR THE PROPOSALS IN ITEMS 2, 3, 4 AND 5.

  1.
  Election of all nominees listed below to the Board of Directors to serve until the next Annual Meeting and until their successors have been duly elected and qualified, except as noted (write the names, if any, of nominees for whom you withhold authority to vote).

NOMINEES:	Betsy S. Atkins, John Seely Brown, Robert C. Hagerty, John A. Kelley, Michael R. Kourey, Stanley J. Meresman and William A. Owens
	[ ]	FOR ALL NOMINEES
	[ ]	WITHHELD FROM ALL NOMINEES
	[ ]	For all nominees except as noted above
  2.
  To approve an amendment to the Company's 1996 Stock Incentive Plan to change the amount and characteristics of options granted to non-employee directors under the automatic option grant program.

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN
  3.
  To approve an amendment to the Company's 1996 Stock Incentive Plan to increase the number of shares reserved for issuance thereunder by 2,500,000 shares.

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN
  4.
  To approve an amendment to the Company's 1996 Stock Incentive Plan to permit the Company to undertake an exchange offer pursuant to which holders of options to purchase a maximum of 6,500,000 shares of the Company's Common Stock could elect to cancel such options in exchange for the grant of replacement options to purchase 0.85 shares of the Company's Common Stock for each cancelled option, with the replacement options to be granted no earlier than six (6) months and one (1) day following the cancellation date of the cancelled options.

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN
  5.
  To ratify the appointment of PricewaterhouseCoopers LLP as independent accountants for the Company for the fiscal year ending December 30, 2001.

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN
  6.
  In their discretion, the proxies and attorneys-in-fact are authorized to vote upon such other business as may properly come before the Annual Meeting or any adjournment(s) thereof.

[  ] Mark here for address change and note below

(This Proxy should be dated, signed by the stockholder(s) exactly as his or her name(s) appears hereon, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate.)

Signature:	Date:
Signature:	Date:

QuickLinks

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS To be Held on May 17, 2001
PROXY STATEMENT FOR 2001 ANNUAL MEETING OF STOCKHOLDERS
PROPOSAL ONE
PROPOSAL TWO
PROPOSAL THREE
PROPOSAL FOUR
PROPOSAL FIVE
MANAGEMENT
Summary Compensation Table
Option Grants in Fiscal 2000
Aggregated Option Exercises in Fiscal 2000 and Fiscal 2000 Year-End Option Values
Company Stock Price Performance Graph(1)
AUDIT COMMITTEE REPORT
COMPLIANCE WITH SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934
STOCKHOLDER PROPOSALS FOR THE 2002 ANNUAL MEETING
OTHER MATTERS
POLYCOM, INC. AUDIT COMMITTEE CHARTER (AS AMENDED THROUGH JUNE 14, 2000)
POLYCOM, INC. 1996 STOCK INCENTIVE PLAN (AS AMENDED THROUGH MARCH 28, 2001)
ARTICLE ONE GENERAL PROVISIONS
ARTICLE TWO DISCRETIONARY OPTION GRANT PROGRAM
ARTICLE THREE STOCK ISSUANCE PROGRAM
ARTICLE FOUR AUTOMATIC OPTION GRANT PROGRAM
ARTICLE FIVE MISCELLANEOUS
APPENDIX
PROXY
POLYCOM, INC. ANNUAL MEETING OF STOCKHOLDERS, MAY 17, 2001
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF POLYCOM, INC.
CONTINUED AND TO BE SIGNED ON REVERSE SIDE